     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2000



                                            REGISTRATION NO. 333-31722

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                                NOVO GROUP, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          7389                         94-3214072
 (State or other jurisdiction
              of                 (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)   Classification Code Number)        Identification Number)

                               ------------------

                               KELLY A. RODRIQUES
                            CHIEF EXECUTIVE OFFICER
                                NOVO GROUP, INC.
                          222 SUTTER STREET, 6TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94108
                                 (415) 646-7000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                                   Copies To:

            RONALD H. STAR, ESQ.                              DAVID G. ODRICH, ESQ.
              JOANNE BAL, ESQ.                                MICHAEL C. DORAN, ESQ.
            SUE A. KRENEK, ESQ.                                PAUL L. SIEBEN, ESQ.
            STACY A. PASKO, ESQ.                              ALICIA A. PERLA, ESQ.
     HOWARD, RICE, NEMEROVSKI, CANADY,                   BROBECK, PHLEGER & HARRISON LLP
 FALK & RABKIN, A PROFESSIONAL CORPORATION                    TWO EMBARCADERO PLACE
    THREE EMBARCADERO CENTER, SUITE 700                           2200 GENG ROAD
      SAN FRANCISCO, CALIFORNIA 94111                      PALO ALTO, CALIFORNIA 94303
               (415) 434-1600                                     (650) 424-0160

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                               ------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED             , 2000
PROSPECTUS

                                  [NOVO LOGO]

                                         SHARES

                                NOVO GROUP, INC.
                                  COMMON STOCK

                              $         PER SHARE
                               ------------------
     We are selling      shares of our common stock. The underwriters named in
this prospectus may purchase up to           additional shares of common stock
to cover over-allotments.

     This is an initial public offering of our shares of common stock. We
currently expect the initial public offering price to be between $     and
$     per share, and have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "NOVO."

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS.  SEE "RISK FACTORS"
BEGINNING ON PAGE    .

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                              PER SHARE       TOTAL
                                                              ----------    ----------
Assumed public offering price:                                $             $
Underwriting discount:                                        $             $
Proceeds to NOVO (before expenses):                           $             $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to the purchasers on or about
            , 2000.

                               ------------------

SALOMON SMITH BARNEY
                BEAR, STEARNS & CO. INC.
                                 SG COWEN
                                              FRIEDMAN BILLINGS RAMSEY

            , 2000

                          [INSIDE COVER OF PROSPECTUS]

                   RELATIONSHIP ARCHITECTS FOR E-BUSINESS(SM)

  [GRAPHICS FROM CUSTOMER WEBSITES, INCLUDING CONTINENTAL AIRLINES, GLOSS.COM, TOYOTA, PROCTER & GAMBLE, AVERY DENNISON, GENERAL MOTORS, LEVI STRAUSS, 3COM AND
                                   MOTOROLA]

       [GRAPHIC OF NOVO'S "RAPID CUSTOMER VALUE DEPLOYMENT" METHODOLOGY]
                 BRIEF DESCRIPTIONS OF NOVO'S SERVICE OFFERINGS

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    8
Special Note Regarding Forward-Looking Statements...........   18
Use of Proceeds.............................................   19
Dividend Policy.............................................   19
Capitalization..............................................   20
Dilution....................................................   21
Selected Consolidated Financial Data........................   22
Pro Forma Combined Data.....................................   24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   26
Business....................................................   32
Management..................................................   44
Certain Transactions........................................   53
Principal Stockholders......................................   55
Description of Capital Stock................................   57
Shares Eligible for Future Sale.............................   60
Underwriting................................................   61
Legal Matters...............................................   63
Experts.....................................................   63
Where You Can Find More Information.........................   63
Index to Financial Statements...............................  F-1

     Our corporate headquarters and business address is 222 Sutter Street, 6th Floor, San Francisco, California 94108, and our telephone number is (415) 646-7000. Our website is www.novocorp.com. The information on our website does not constitute part of this prospectus.

     Unless otherwise indicated, all information in this prospectus:

     - gives effect to the conversion of all of our outstanding shares of preferred stock, Series A common stock, Series B common stock and Series C common stock into shares of common stock upon the closing of this offering;

     - assumes no exercise of the underwriters' option to purchase an additional shares of common stock; and

     - gives effect to our reincorporation from California to Delaware, to become effective prior to the closing of this offering.

     Until             , 2000, all dealers that buy, sell or trade our common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

     NOVO, Relationship Architects for e-Business, Economies of One and Rapid Customer Value Deployment are trademarks or service marks of Novo Group, Inc. This prospectus also contains trademarks and registered trademarks of other companies.

                               PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, including "Risk Factors" and the consolidated financial statements and the related notes, before deciding to invest in our common stock.

                                  OUR COMPANY

     NOVO is a leading professional services firm that architects and transforms businesses to better compete in the digital economy. We offer our clients innovative and integrated e-Business solutions that combine strategy, technology, design and marketing services. Our e-Business solutions reflect our belief that the Internet creates opportunities for businesses to more personally and effectively serve their constituents, which include their customers, suppliers, strategic partners, employees and stockholders. These solutions are designed to foster long-term, personalized relationships between our clients and their constituents. We refer to this personalized market dynamic as "Economies of One(SM)."

     We deliver our e-Business solutions using a methodology called "Rapid Customer Value Deployment(SM)." This multi-disciplinary, collaborative approach is designed to ensure that every facet of an engagement is aligned with our client's overall e-Business objectives. Our methodology is marked by distinct yet interdependent service offerings that are capable of taking an e-Business solution from conception through development and deployment. These four service offerings are:

     - Business Strategy -- Our strategy teams work in partnership with our clients to identify opportunities and plan the operations necessary to achieve their e-Business objectives.

     - Technology Application Development and Systems Integration -- Our technology teams build and integrate new and existing hardware and software with our clients' third-party applications, legacy systems and business processes.

     - Digital Design and User Experience -- Our award-winning design teams create the components that shape the user experience in support of our clients' e-Business objectives.

     - Marketing Services -- Our marketing teams evaluate and develop programs designed to acquire and retain customers, increase communication between our clients and their constituents, and build and extend brands.

     We focus on developing large-scale, long-term strategic relationships with our clients. Our clients include a select group of Global 1000 and dot.com companies, such as 3Com, Avery Dennison, Continental Airlines, E*Trade, General Motors, Gloss.com, Motorola, Procter & Gamble and Toyota. We deliver our services from offices in San Francisco, New York, Los Angeles and Detroit, and we had approximately 190 full-time employees as of February 29, 2000.

                             OUR MARKET OPPORTUNITY

     We believe the Internet is creating a new market dynamic. Customers now have greater opportunities to customize the products and services they purchase due to their increased access to timely information and their ability to respond immediately and directly. In our view, customer satisfaction and loyalty have become, and will continue to be, a key component to the success of a business. As a result, the market for Internet services providers is expanding as businesses seek to build and enhance their relationships with their constituents. International Data Corporation, or IDC, estimates that the worldwide market for Internet services will grow from $12.9 billion in 1999 to over $78.6 billion by 2003, representing a compound annual growth rate of over 57%.

     We believe that companies seeking to build businesses on the Internet are best served by professional services firms that provide an integrated, multidisciplinary approach and that establish accountability in their engagements through specific business metrics designed to measure the success of the initiative.

                                  OUR APPROACH

     We consider ourselves "Relationship Architects for e-Business(SM)," meaning that we create and enhance personalized relationships by designing and implementing complete e-Business solutions. These relationships seek to build a competitive advantage for our clients.

     Our integrated approach focuses on generating customer value while addressing the time-to-market challenges common to implementing e-Business solutions. We utilize our methodology, Rapid Customer Value Deployment, to efficiently serve our clients.

     We differentiate ourselves through what we believe is a unique approach to client accountability. We seek to include in our client arrangements a predetermined set of metrics that permits our clients to measure results against their business objectives. We proactively seek incentive compensation from our clients tied to achieving those objectives. We afford our employees an opportunity to participate in this incentive compensation. In this way, we align the interests of our company and our individual employees with those of our clients.

     We are selective in accepting client engagements. We seek opportunities that will lead to long-term relationships with clients who intend to capture the competitive advantages provided by our integrated approach and solutions.

                                  OUR STRATEGY

     Our goal is to build and enhance our position as a leading provider of e-Business solutions. Our strategy to achieve this goal is as follows:

     - create and expand long-term relationships;

     - strengthen NOVO brand;

     - attract and retain highly qualified professionals;

     - leverage and develop strategic alliances and relationships; and

     - enhance skill sets and expand geographic presence.

                                  OUR HISTORY

     We were incorporated in California in 1994 and reincorporated in Delaware in March 2000 as Novo Group, Inc. Our corporate headquarters and business address is 222 Sutter Street, 6th Floor, San Francisco, California 94108, and our telephone number is (415) 646-7000. Our website is www.novocorp.com. The information on our website does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered by NOVO........               shares

Common stock to be outstanding after
the offering........................               shares(1)

Use of Proceeds.....................     For working capital and general
                                         corporate purposes, including marketing
                                         expenses and the expansion of our
                                         operations. See "Use of Proceeds."

Proposed Nasdaq National Market
Symbol..............................     NOVO

                               ------------------

(1) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999 and does not include the following:

     - 1,600,000 shares of common stock reserved under our 1998 Novo Series B Common Stock Incentive Plan, of which 1,360,929 shares are subject to outstanding options at a weighted average exercise price of $1.36 per share and 121,441 shares are reserved for future option grants;

     - 4,100,000 shares of common stock reserved for issuance under our 1999 Novo Series A Common Stock Incentive Plan, of which 4,093,819 shares are subject to outstanding options at a weighted average exercise price of $2.25 per share; and

     - 21,062 shares of common stock are reserved for future option grants. See "Management -- Employee Benefit Plans."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The summary consolidated financial information as of December 31, 1999 and for the years ended December 31, 1998 and 1997 are calculated from our audited consolidated statements included in this prospectus.

     You should read the following data with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to the consolidated financial statements, each included in this prospectus.

                                                               FISCAL YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------
                                                                                        PRO FORMA
                                                          1997      1998      1999      1999(1)(2)
                                                         -------   -------   -------   ------------
                                                                                       (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues...............................................  $ 3,835   $ 4,416   $13,735     $21,230
Gross profit...........................................      861     1,725     7,307      11,413
Loss from operations...................................   (1,899)     (635)   (3,214)     (9,713)
Net loss...............................................  $(2,070)  $  (703)  $(1,840)     (8,382)
                                                         =======   =======   =======     =======
Basic and diluted net loss per share...................  $ (0.31)  $ (0.07)  $ (0.11)    $ (0.32)
                                                         =======   =======   =======     =======
Basic and diluted weighted average shares
  outstanding..........................................    6,590    10,196    16,985      25,962
Pro forma basic and diluted net loss per share
  (unaudited)(3).......................................                      $ (0.10)    $ (0.31)
                                                                             =======     =======
Pro forma basic and diluted weighted average shares
  outstanding (unaudited)..............................                       18,169      27,146

                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(4)
                                                              -------   --------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 2,866
Working capital.............................................   10,157
Total assets................................................   46,821
Total liabilities...........................................    8,044
Total stockholders' equity..................................   38,777

---------------

(1) Reflects the acquisition of Blue Marble ACG, Ltd., including the amortization of goodwill and other intangible assets, as if the acquisition had occurred on January 1, 1999.

(2) Pro Forma basic and diluted net loss per share is computed using the weighted average number of common shares outstanding, including common shares issued in connection with the acquisition, as if these shares were outstanding from January 1, 1999.

(3) Includes conversion of all outstanding shares of Series A preferred stock on a one-for-one basis.

(4) Adjusted to reflect the sale of           shares of common stock offered in
    this offering at an assumed offering price of $     per share and after
    deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of our net proceeds from the offering. See "Capitalization."

                                  RISK FACTORS

     You should carefully consider the risks described below and the other information in this prospectus before making an investment decision.

     If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

FLUCTUATIONS IN OUR QUARTERLY REVENUE AND OPERATING RESULTS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Fluctuations in our quarterly revenue could adversely affect the market price of our common stock. Any shortfall in our revenue would have a direct impact on our operating results for a particular quarter.

     Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control. These factors include:

     - changes in the level of demand for Internet professional services;

     - changes in our operating expenses as we expand our operations;

     - changes in the growth rate of Internet usage;

     - unanticipated variations in resources needed to complete client engagements;

     - length of the sales cycle associated with our service offerings;

     - unanticipated variations in the size, budget, number or progress toward completion of our engagements;

     - unanticipated termination or delay of a major engagement or a client's decision not to proceed with an anticipated engagement;

     - changes in pricing policies by us or by our competitors;

     - costs of attracting and training skilled personnel;

     - efficiency with which we utilize our employees, including our ability to transition employees between engagements;

     - integration of any businesses we may acquire; and

     - general economic conditions.

THE LOSS OF ONE OR MORE SIGNIFICANT CLIENTS COULD HARM OUR BUSINESS.

     We derive a significant portion of our revenue from large-scale engagements for a limited number of clients. Most of these relationships are terminable by the client without penalty on 30 days prior written notice. The loss of any major client, if not replaced, could dramatically reduce our revenue. In 1999 our five largest clients were Procter & Gamble, Gloss.com, General Motors, Toyota and Continental Airlines, which represented 21%, 16%, 12%, 10% and 7% of our revenues, respectively, on a pro forma basis, as if we had acquired Blue Marble ACG, Ltd. on January 1, 1999 rather than on the actual date of acquisition, August 31, 1999. The loss of any of these clients, or a material reduction in their use of our services, could seriously harm our business and operating results.

WE HAVE A HISTORY OF LOSSES AND WE MAY INCUR SIGNIFICANT FUTURE LOSSES.

     We incurred net losses of $2.1 million for the year ended December 31, 1997, $0.7 million for the year ended December 31, 1998 and $1.8 million for the year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of $8.7 million. Since 1995, we have not achieved annual profitability, and we may incur significant and increasing net losses in the foreseeable future. We intend to continue to invest significantly to build our infrastructure, hire employees, increase our sales and marketing, and expand our geographic presence. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that any of our business strategies will be successful, that significant revenues or profitability will ever be achieved or that we will be able to sustain or increase profitability on an ongoing basis. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

IF WE ARE UNABLE TO IDENTIFY, HIRE, TRAIN AND RETAIN HIGHLY QUALIFIED PROFESSIONALS, OUR BUSINESS AND GROWTH COULD SUFFER.

     Our future success depends in large part on our ability to retain, hire, train and motivate qualified professionals. Skilled professionals in our market are in short supply, and the competition for them is intense. As a result, we may be unable to retain our qualified professionals to meet our existing business needs. In addition, we may be unable to hire a sufficient number of qualified professionals to meet our business plans. We may also have difficulty attracting and hiring our desired number of qualified professionals after the offering since some may perceive that the stock option component of their compensation package is no longer as valuable. If we cannot retain, attract and hire the necessary professionals, our ability to grow, complete existing projects and bid for new projects could be harmed and our business, results of operations and financial condition could suffer.

OUR BUSINESS WILL BE HARMED IF WE FAIL TO ATTRACT AND RETAIN KEY PROFESSIONALS.

     We believe that our success will depend on the continued employment of our senior management team and other key professionals. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more members of our senior management team or other key professionals were unable or unwilling to continue in their present positions, our business could be seriously harmed. In addition, if any of our key professionals join a competitor or form a competing company, some of our clients might choose to use the services of that competitor or those of a new company instead of our own. Furthermore, some of our clients or other companies seeking to develop in-house business capabilities may hire away some of our key professionals.

WE FACE POTENTIAL LIABILITY FOR DEFECTS OR ERRORS IN THE SERVICES WE OFFER.

     Many of the services we offer are critical to the operations of our clients' businesses, yet potentially vulnerable to computer viruses, security breaches and other disruptions and failures. We cannot be certain that the services we offer will be successful in preventing these or other problems. Any defects or errors in our services could result in:

     - claims against us;

     - delayed or lost client revenue;

     - adverse client reaction to us;

     - negative publicity; or

     - additional expenditures to correct the problem.

     Our standard agreements limit our liability arising from our negligent conduct and for other potential liabilities in rendering our services. In addition, we carry comprehensive general liability insurance. However, these contractual provisions may not protect us from liability for all damages. In addition, all claims may not be adequately covered by insurance and may raise our insurance costs. Liability claims brought against us could divert the attention of management and key personnel, could be expensive to defend and may result in adverse settlements and judgments.

IF WE FAIL TO MEET OUR CLIENTS' EXPECTATIONS, OUR REPUTATION COULD BE DAMAGED AND WE COULD HAVE DIFFICULTY ATTRACTING NEW BUSINESS.

     Many of our projects are complex and critical to our clients. As a result, if we are unable to meet a client's expectations, our reputation could be damaged. This could adversely affect our ability to attract new business from that client or others. If we fail to perform adequately on a project, we could be subject to claims for economic damages.

OUR LIMITED OPERATING HISTORY MAKES EVALUATION OF OUR BUSINESS PROSPECTS DIFFICULT.

     We were formed in 1994. We have only a limited operating history on which to base an evaluation of our business and prospects. Our business and prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as the market for Internet professional services. Due to our limited operating history, we cannot forecast revenues or operating expenses based on our historical results. If our revenues do not meet our projections, our net losses will be even greater than we anticipate and our business, operating results and financial condition may be harmed.

OUR LACK OF LONG-TERM CONTRACTS WITH OUR CLIENTS MAKES OUR REVENUE PREDICTION DIFFICULT.

     We generally are retained by our clients on a per-project basis, rather than through long-term contracts. Our engagements vary greatly in size and scope. Accordingly, our revenue can be difficult to predict. We incur costs based on our expectations of the scope and nature of our engagements. Because our operating expenses are relatively fixed, they cannot be reduced on short notice to compensate for unanticipated changes in the number, size or scope of our engagements in progress. Our failure to predict our revenue accurately may cause the increase in our expenses to substantially outpace our revenue growth and, as a result, our business, operating results and financial condition may be materially harmed.

OUR RECENT ACQUISITION MAKES EVALUATING OUR BUSINESS DIFFICULT.

     On August 31, 1999, we acquired Blue Marble, a New York-based Internet professional services firm, from The MacManus Group, a global network of advertising, marketing and communications companies that has since become a subsidiary of BDM, Inc. Our historical results of operations do not give full effect to Blue Marble's operations, and the unaudited pro forma financial information included in this prospectus is based in part on the separate pre-acquisition financial reports of Blue Marble. Consequently, our historical results of operations and pro forma financial information may not give you an accurate indication of how our combined company will perform in the future.

A SINGLE STOCKHOLDER HAS A SIZABLE OWNERSHIP INTEREST IN OUR COMPANY AND CAN EXERT SIGNIFICANT CONTROL OVER US.

     Immediately following this offering, approximately   % of the outstanding
shares of our common stock will be owned by MacManus and N.W. Ayer Communications, Inc., a subsidiary of MacManus and BDM, Inc. In addition,
approximately   % of the outstanding shares of our common stock will be owned by employees of MacManus or its subsidiaries. This sizable ownership interest will allow MacManus to substantially influence the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including amending our certificate of incorporation or bylaws and approving or defeating mergers or sales of all of our assets. In addition, without the consent of MacManus, we could be prevented from entering into transactions that could be beneficial to us. Also, third parties could be discouraged from making a tender offer or bid to acquire our company at a price per share that is above the price at which the common stock trades. See "Principal Stockholders."

OUR BUSINESS COULD SUFFER IF WE LOSE THE REFERRALS WE CURRENTLY RECEIVE FROM OUR MAJOR STOCKHOLDER.

     Our acquisition of Blue Marble brought us into contact with clients of MacManus, and we continue to receive client referrals from companies affiliated with MacManus' parent, BDM. Client referrals from BDM companies currently account for approximately 55% of our revenue on a pro forma basis. BDM owns Giant Step Productions LLC, an Internet professional services firm that competes with us. If BDM chose to divert some or all of its referral clients to Giant Step or other Internet professional services firms, our business, operating results and financial condition would be seriously harmed.

WE MAY BE UNABLE TO SUCCESSFULLY MANAGE OUR GROWTH.

     We expect to continue to rapidly expand our business. From January 1, 1997 through February 29, 2000, the number of our employees has grown from approximately 20 to approximately 190 employees. The expansion of our business and customer base has placed, and will continue to place, increased demands on our management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services we provide to our existing clients. Consequently, in order to manage our growth effectively, we may be required to increase expenditures to expand, train and manage our employee base, improve our management, financial and information systems and controls, or make other capital expenditures. Our personnel, systems, procedures and controls may be inadequate to support our future operations if our hiring does not keep pace with the growth of our business operations. Any failure in our efforts to manage our growth efficiently could adversely affect our business, operations and financial condition.

OUR BUSINESS OPPORTUNITIES MAY BE RESTRAINED BY CONFLICTS BETWEEN POTENTIAL CLIENTS.

     We have chosen in the past, and will likely choose in the future, not to pursue certain potential opportunities because they would result in offering similar services to direct or indirect competitors of existing clients. Additionally, we risk alienating existing clients if we provide services to competitors. These conflicts could cause our operating results to suffer because they could jeopardize revenue generation from existing and potential clients. If we agree not to perform services for a particular client's competitors and that client's business performs poorly, we are unlikely to receive future revenue in that particular market.

IF OUR CLIENTS DO NOT CONTINUE TO RETAIN OUR SERVICES, OUR BILLABLE PROFESSIONALS MAY BE UNDERUTILIZED, WHICH COULD CAUSE OUR OPERATING EXPENSES TO INCREASE.

     Our clients or potential clients may choose not to retain or not to continue to retain our services for a number of reasons, many of which may be unrelated to our performance. For example, clients or potential clients in the early stages of their development may be too financially constrained to afford our services. Alternatively, for general business reasons, large clients who use our services for multiple engagements or in stages may choose to cancel or delay planned projects or may choose not to retain our services for additional stages of a project. If clients defer, modify or cancel engagements or choose not to retain our services for initial or additional phases of projects, we may be unable to quickly divert our billable professionals to other engagements. Any underutilization of our billable employees could reduce our revenue and adversely affect our profitability, which would cause our operating expenses to increase.

WE MAY BE SUBJECT TO LITIGATION IN CONNECTION WITH OUR HIRING OF NEW EMPLOYEES.

     Some companies have adopted a strategy of suing or threatening to sue former employees and their new employers. As we hire new employees from our current or potential competitors or other companies, we may become a party to one or more lawsuits involving the former employment of one or more of our employees. Any future litigation against us or our employees, regardless of the outcome, may result in substantial costs and expenses to us and may divert management's attention away from the operation of our business.

WE MAY HAVE LIABILITY FOR OPTIONS WE GRANTED IN VIOLATION OF STATE SECURITIES LAWS.

     We granted stock options to various persons between 1994 and 2000. In certain cases, the options, and the shares of our common stock that are subject to the options, were not qualified under or exempted from applicable state securities laws. As a result, we may have potential liability to some or all of the persons to whom the options were granted. In cases where the grant was made in violation of state securities laws, the recipient of the options could have the right to rescind their initial receipt of options (whether or not those options became vested, were exercised or expired) or their purchase of shares issued upon exercise of options, and recover the consideration provided in exchange therefor. We are currently analyzing this matter and cannot, at this time, ascertain the extent of our potential liability. The exercise prices of the relevant options vary from $.00014 to $2.26 per share. If rescission was obtained by all of the holders of relevant options and shares, we do not believe
that our potential liability would exceed $               in aggregate.

ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     We have and may continue to acquire businesses or technologies. We may have difficulty integrating the acquired businesses or technologies into our business. Additionally, if we identify an appropriate acquisition candidate, we may be unable to negotiate the terms of the acquisition successfully or finance the acquisition. Issues relating to acquisitions may distract our management from servicing existing clients. The costs of acquisitions or our failure to manage acquisitions successfully could cause our quarterly operating results to vary significantly. Furthermore, our stockholders would be diluted if we financed the acquisitions by issuing equity or equity-related securities.

OUR FAILURE TO ACCURATELY PRICE FIXED-FEE CONTRACTS COULD HARM OUR
PROFITABILITY.

     Although we generally invoice our clients for actual time spent and materials used, approximately 10% of our revenues, on a pro forma basis, result from engagements in which we have agreed to work for a fixed fee based on the resources and time we estimate the engagement will require. For competitive and other reasons, we may in the future increase the number of engagements that are billed on a fixed-fee basis. If we miscalculate the resources and time necessary to complete our fixed-fee engagements, we could experience cost overruns and lose money on projects, thereby harming our profitability. Any such miscalculations could harm our business, operating results and financial condition.

OUR EQUITY INTERESTS IN OUR CLIENTS MAY CAUSE OUR HOLDINGS TO DECREASE IN VALUE.

     From time to time, we have obtained equity interests in our clients as compensation for achieving performance goals, and we are likely to do so in the future. In general, these equity relationships are structured so our clients pay for all of the costs related to their engagement in cash, and use equity incentives in lieu of cash performance bonuses. Many of our clients' businesses, however, are unproven and involve substantial risk. If these clients' businesses do not succeed, our holdings will decrease in value, which could harm our operating results and cause a substantial reduction in our assets.

WE MAY HAVE DIFFICULTY DEVELOPING BRAND RECOGNITION.

     We believe that establishing and maintaining a good reputation and brand recognition are critical to attracting and expanding our targeted client base as well as to attracting and retaining qualified employees. Furthermore, as the number of Internet professional service providers increases, we expect that such brand recognition will become increasingly important. Promotion and enhancement of our brand will depend largely on our success in continuing to provide high quality services, which cannot be assured. If clients do not perceive our services to be effective or of high quality, our brand name and reputation could be harmed.

     Additionally, we cannot assure you that any strategy we adopt to advertise or promote our brand will be successful. If we are unable to design and implement effective marketing campaigns or otherwise fail to promote and maintain our brand, our sales could decline. Our operating results also may suffer if we incur excessive expenses in an attempt to promote and maintain our brand without a corresponding increase in revenue.

POTENTIAL INTERNATIONAL OPERATIONS MAY BE EXPENSIVE AND MAY NOT SUCCEED.

     We may decide to expand our operations internationally in the future by opening international offices and hiring international management, strategic, technical, design, sales, marketing and support personnel. We have limited experience in marketing, selling and supporting our services in foreign countries. Development of such skills may be more difficult or take longer than we anticipate, especially due to language barriers, currency exchange risks and the fact that the Internet infrastructure in foreign countries may be less advanced than that of the United States. To date, we have not generated any revenues from engagements with international clients.

     We may be unable to successfully market, sell, deliver and support our services internationally. In addition, international operations are subject to a variety of additional risks that could seriously harm our financial condition and operating results. These risks include:

     - difficulties in collecting accounts receivable;

     - the impact of recessions in economies outside the United States;

     - longer payment cycles;

     - fluctuations in currency exchange rates;

     - fluctuations in the import and export of certain sensitive technologies, including data security and encryption technologies that we may use; and

     - seasonal reductions in business activity in certain parts of the world.

     If we attempt to expand our operations internationally but are unsuccessful, our business may be harmed.

LACK OF APPROPRIATE CONTRACTS COULD IMPAIR OUR ABILITY TO COLLECT FEES, PROTECT OUR INTELLECTUAL PROPERTY AND PROTECT OURSELVES FROM LIABILITY TO OTHERS.

     Some of our business relationships are not governed by written contracts, and in other situations, we perform work for customers on the basis of a limited statement of work. In such cases, our ability to collect fees, protect our intellectual property and protect ourselves from liability to others may be impaired.

WE MAY BE UNABLE TO SATISFACTORILY FUND OUR WORKING CAPITAL REQUIREMENTS.

     If our current funding becomes insufficient to support future operating requirements, we will need to obtain additional funding either by drawing down on our existing line of credit or by raising additional debt or equity from the public or private capital markets. We cannot assure you that such additional funding will be available on terms attractive to us, or at all. Failure by us to raise additional funding when needed could harm our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the holdings of our stockholders would be substantially diluted. Furthermore, such equity securities might have rights, preferences or privileges senior to those of our common stock.

RISKS RELATED TO OUR INDUSTRY

WE FACE INTENSE COMPETITION, WHICH COULD HARM OUR BUSINESS.

     Our market is new, intensely competitive, highly fragmented and subject to rapid technological change. We expect competition to intensify and increase over time because there are no substantial barriers to entering the Internet professional services market. We may lose projects to our competitors, which could adversely affect our business, results of operations and financial condition.

     Our current and potential competitors include:

     - Internet professional services firms;

     - management consulting firms;

     - advertising and direct marketing agencies;

     - systems integrators and outsourcing firms;

     - professional services groups of computer equipment companies; and

     - online loyalty service providers; and

     - internal information technology departments of current or potential clients.

     Many of our competitors have longer operating histories, greater name recognition, larger established client bases, longer client relationships and significantly greater financial, technical, personnel and marketing resources than we do. Such competitors may be able to undertake more expensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential clients, employees and strategic partners. Further, our competitors may develop Internet solutions that are equal or superior to our services or that achieve greater market acceptance than our services. We have no patented or other proprietary technology that would preclude or inhibit competitors from duplicating our services. We must rely on the skills of our personnel and the quality of our client service.

     We expect that competition may increase as a result of industry consolidation. In addition, many competitors have established cooperative relationships to increase their ability to address the needs of prospective clients. New competitors or newly created alliances among existing or potential competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, increased use of fixed-fee pricing, reduced gross margins and loss of market share, any of which could harm our business, results of operations and financial condition. We cannot assure you that we will be able to compete successfully against existing or future competitors. See "Business -- Competition."

OUR SUCCESS DEPENDS ON THE ACCEPTANCE AND CONTINUED OUTSOURCING OF INTERNET SOLUTIONS.

     Our future growth is dependent on our ability to provide professional services that are accepted by our existing and future clients. Since we expect to derive most of our revenues from providing Internet professional services, our future success is highly dependent on the increased use of the Internet as a communications and commercial medium. If this market fails to develop or develops more slowly than expected, our business, results of operations and financial condition could suffer. Our success also depends on our clients' willingness to outsource the design, development and maintenance of their Internet presence. If clients or potential clients choose to address these issues internally, our business could suffer.

IF WE DO NOT ANTICIPATE AND RAPIDLY ADAPT TO TECHNOLOGICAL CHANGES, OUR SERVICES MAY BECOME LESS COMPETITIVE AND OUR BUSINESS COULD SUFFER.

     Our market is characterized by rapidly changing technologies, frequent introductions of new products and services, and evolving industry standards. If we cannot anticipate and rapidly adapt to these changes, our services could become less competitive and our business could suffer. To achieve our goals, we need to develop strategic business and Internet solutions that keep pace with continuing changes in industry standards, information technology and client preferences. We may be unable, for technological or other reasons, to develop and introduce new services or enhancements of existing services in a timely manner or in response to changing market conditions or client requirements. This would harm our business, results of operations and financial condition.

OUR PERFORMANCE WILL DEPEND ON THE CONTINUED GROWTH OF THE INTERNET AND INTERNET COMMERCE.

     Our future success depends heavily on the overall continued growth and acceptance of the Internet, including its use in electronic commerce. If Internet usage or commerce does not continue to grow or grows more slowly than expected, our business, operating results and financial condition will be adversely affected. Customers and businesses may reject the Internet as a viable medium for a number of reasons. These include potentially inadequate network infrastructure, slow development of enabling technologies and insufficient commercial support. Even if the required infrastructure, standards, procedures or related products, services and facilities are developed, we may incur substantial expenses adapting our solutions to changing or emerging technologies. In addition, delays in the development or adoption of new standards and procedures required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium. Any government regulation or taxing of the Internet may result in adverse financial consequences for our business. For example, it is possible that the United States or other jurisdictions could enact laws restricting the collection and use of customer information over the Internet. Any such restrictions could adversely affect the customer tracking features or marketing services that we provide to our clients.

INCREASED GOVERNMENT REGULATION OF THE INTERNET COULD HARM OUR BUSINESS.

     Increased regulation of the Internet could harm us by preventing our clients from delivering products or services over the Internet, limiting the information that can be gathered about our clients' customers, or slowing the growth of the Internet. Congress has recently passed laws regulating online content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities, and jurisdiction. Federal, state, local and foreign governments may adopt new laws or regulations regarding user privacy, taxation, website content, customer protection, or the pricing and quality of goods and services offered over the Internet. It is not known how courts will interpret existing and new laws relating to the Internet. Increased regulation could subject us to liability for services we have provided in the past, decrease the demand for our services in the future, increase our cost of doing business, or otherwise harm our operating results and financial condition.

WE MAY FACE DIFFICULTIES PROTECTING AND ENFORCING OUR INTELLECTUAL PROPERTY RIGHTS.

     Our success and ability to compete are substantially dependent on our trade secrets and other intellectual property, which we attempt to protect through a combination of patent, copyright, trade secret and trademark laws as well as confidentiality procedures and contractual provisions. However, any steps we take to protect our intellectual property may be inadequate, time consuming and expensive, and we cannot assure you that the steps taken by us will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, we may infringe upon the intellectual property rights of third parties, including third party rights in patents that have not yet been issued. Any such infringement, or alleged infringement, could harm our business, results of operations and financial condition.

RISKS RELATED TO THIS OFFERING

AN ACTIVE PUBLIC MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. If no market develops, you may have difficulty selling our common stock, which could reduce the price you receive for it.

OUR STOCK PRICE MAY BE VOLATILE.

     We negotiated and determined the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of the common stock after this offering. The market price of the common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

     - variations in quarterly operating results which differ from market expectations;

     - changes in financial estimates or ratings by securities analysts;

     - changes in market valuations of Internet or professional services companies;

     - announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key professionals;

     - sales of common stock or termination of stock transfer restrictions; and

     - fluctuations in stock market price and volume, which are particularly common among securities of Internet-related companies.

     In addition, the Nasdaq National Market, where our shares will be listed, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. The trading prices of many Internet-related companies' stocks are at or near historical highs and these trading prices and multiples are substantially above historical levels. These trading prices and multiples may not be sustainable. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance.

     In the past, following periods of volatility in the market price of a particular company's securities, stockholders have instituted securities Series Action litigation against that company. Securities class action litigation may result in substantial costs and a diversion of our resources and our management's attention.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, you will incur immediate and substantial dilution. In addition, because our success is heavily dependent on our ability to attract and retain talented professionals, we have granted a significant number of stock options to employees in the past and expect to do so in the future. Such grants or other issuances may cause further dilution to you. See "Dilution."

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Sales of a substantial number of shares of our common stock after the offering could adversely affect the market price of the common stock by potentially introducing a large number of sellers of our common stock into a market in which the common stock price is already volatile, thus reducing the price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.
On completion of this offering, we will have      shares outstanding, or
shares if the underwriters' option to purchase an additional      shares of
common stock is exercised in full, and      shares subject to currently
exercisable options. The      shares sold in this offering, or      shares if
the underwriters' option is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates, as that term is defined in Rule 144 under the
Securities Act. Approximately      shares of common stock were issued and sold
by us in private transactions and are restricted shares. These shares are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144 or 701 under the Securities Act.

     All of our directors, executive officers, holders of 5% or more of our shares of capital stock outstanding prior to this offering and other holders of our shares have executed lock-up agreements in connection with this offering that limit their ability to sell or otherwise dispose of shares of our common stock for a period of at least 180 days after the date of this offering without the prior written approval of Salomon Smith Barney. However, Salomon Smith Barney may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. This period will expire
on             , 2000. When the lock-up agreements expire,      shares and
shares underlying currently exercisable options will become eligible for sale subject to the applicable requirements of Rule 144. See "Shares Eligible for Future Sale."

OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS COULD CONTROL STOCKHOLDER VOTES AND OUR MANAGEMENT AND AFFAIRS.

     As a result of our initial public offering, our executive officers, directors and holders of 5% or more of our shares of capital stock outstanding prior to this offering and their respective affiliates, in the aggregate, will
own up to approximately   % of our outstanding common stock. As a result, they
may act together to control all matters submitted to stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). In addition, their large ownership position could enable them to effectively control our management and affairs. Accordingly, the concentration of ownership may delay or prevent a change in control, impede a merger, consolidation, takeover or other business combination, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. This could reduce the market price of our common stock. See "Management" and "Principal Stockholders."

OUR CHARTER DOCUMENTS AND DELAWARE LAW CONTAIN ANTI-TAKEOVER PROVISIONS THAT MAY DECREASE THE VALUE OF YOUR SHARES.

     Provisions of our certificate of incorporation, our bylaws and Delaware law, including provisions for a staggered board of directors, the power of the board to issue shares of preferred stock without stockholder approval and a prohibition on stockholder action by written consent, could make it more difficult for a third party to acquire control of us without the consent of our board of directors, even if such a change were favored by our stockholders. This may inhibit your ability to receive an acquisition premium for your shares. See "Description of Capital Stock -- Anti-Takeover Provisions of Certificate of Incorporation, Bylaws and Delaware Law."

THIS OFFERING'S NET PROCEEDS MAY BE ALLOCATED IN WAYS WITH WHICH YOU AND OTHER STOCKHOLDERS MAY NOT AGREE.

     We have not determined how the majority of the proceeds of this offering will be spent. Our management may spend this offering's net proceeds in ways with which you and our other stockholders may not agree. See "Use of Proceeds."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outline under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievement. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

     Based on an assumed initial public offering price of $     per share, we
estimate that the net proceeds from the sale of the      shares of our common
stock offered will be approximately $     million, after deducting estimated
underwriting discounts and commissions and offering expenses. If the
underwriters' option to purchase an additional      shares of common stock is
exercised in full, we estimate that such net proceeds will be approximately
$     million. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including marketing and other expenses. Although we may use a portion of the net proceeds to acquire businesses that are complementary to ours, we have no current plans in this regard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization as of December 31, 1999: (1) on an actual basis; (2) on a pro forma basis to reflect the conversion of all of our outstanding shares of preferred stock and Series A, Series B and Series C common stock into shares of common stock upon the closing of this offering; and (3) as adjusted to reflect our receipt of the estimated
net proceeds from our sale of the        shares of common stock in this offering
at an assumed offering price of $     per share (after deducting the estimated
underwriting discounts and commissions and offering expenses) and the application of our proceeds from this offering:

                                                                    DECEMBER 31, 1999
                                                              ------------------------------
                                                                                       AS
                                                              ACTUAL    PRO FORMA   ADJUSTED
                                                              -------   ---------   --------
                                                                       (UNAUDITED)
Cash and cash equivalents...................................  $ 2,866    $ 2,866
Stockholders' equity:(1)
Convertible preferred stock, $.0001 par value, 40,000,000
  shares authorized, 4,000,000 shares designated, 3,551,033
  shares issued and outstanding.............................  $10,000         --
Common stock, $.0001 par value, 260,000,000 shares
  authorized:
  Series A, 150,000,000 shares designated, 8,560,509 shares
     issued and outstanding.................................    3,599
  Series B, 20,000,000 shares designated, 3,838,485 shares
     issued and outstanding.................................    3,388
  Series C, 30,000,000 shares designated, 13,503,460 shares
     issued and outstanding.................................   30,518
                                                              -------
Total common stock, 25,902,454 shares issued and
  outstanding; (29,453,487 shares pro forma) and as
  adjusted(2)...............................................   37,505     47,505
                                                              -------    -------
Accumulated other comprehensive loss, net...................      (65)       (65)
Deferred stock compensation.................................       (2)        (2)
Accumulated deficit.........................................   (8,661)    (8,661)
                                                              -------    -------
          Total stockholders' equity........................   38,777     38,777
                                                              -------    -------
          Total capitalization..............................  $38,777    $38,777
                                                              =======    =======

---------------

(1) Excludes 5,454,748 shares of common stock issuable upon exercise of options outstanding on December 31, 1999, with a weighted average exercise price of $1.69 per share and 142,503 shares of common stock reserved for issuance of ungranted options under our option plans.

(2) Immediately upon the closing of this offering, all of our outstanding shares of Series A preferred stock and Series A, Series B and Series C common stock will convert into a single series of common stock.

                                    DILUTION

     Our actual net tangible book value as of December 31, 1999, was approximately $11.2 million or $0.43 per share of common stock. Net tangible book value per share is equal to our tangible assets less intangible assets and total liabilities, divided by the number of shares of common stock outstanding.
After giving effect to the issuance and sale of the      shares of common stock
offered by us and deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of
December 31, 1999, would have been $     , or $     per share. This represents
an immediate increase in the net tangible book value of $     per share to the
existing stockholders and an immediate dilution of $     per share to the new
public investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............   $
Net tangible book value per share as of December 31, 1999...   $ 0.43
Increase per share attributable to new public investors.....   $
Pro forma net tangible book value per share after the
  offering..................................................   $
Dilution per share to new investors.........................   $

     The following table sets forth on a pro forma basis, as of December 31, 1999, upon completion of this offering, the differences between the existing stockholders and the purchasers of shares of common stock in this offering (before deducting underwriting discounts and commissions and estimated offering expenses) with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid:

                                   SHARES PURCHASED      TOTAL CONSIDERATION
                                 --------------------   ---------------------   AVERAGE PRICE
                                   NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                 ----------   -------   -----------   -------   -------------
Existing stockholders..........  29,453,487             $47,505,000                 $1.61
New stockholders...............
          Total................                 100%                    100%

     The foregoing discussion and tables assume no exercise of any outstanding stock options to purchase common stock. As of December 31, 1999, there were outstanding options to purchase an aggregate of 5,454,748 shares of common stock at a weighted average price of $1.69 per share under our stock option plans. For further details regarding these options, see Note 10 of notes to the consolidated financial statements. To the extent any of these options are exercised, there will be further dilution to new public investors. See "Capitalization," "Management -- Director Compensation" and Note 10 of notes to the consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for the years ended December 31, 1997, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999, are derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this prospectus. The results of operations for the year ended December 31, 1999 are not necessarily indicative of the results to be expected for future periods. The selected consolidated financial data set forth is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this prospectus.

     The selected consolidated financial data for the years ended December 31, 1995 and 1996 are derived from unaudited consolidated financial statements not included in this prospectus. The unaudited financial statements have been prepared by us on a basis consistent with our audited consolidated financial statements and include, in the opinion of our management, all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of our results of operations and financial position for those years.

                                                                                                              PRO FORMA
                                                       FISCAL YEAR ENDED DECEMBER 31,                         YEAR ENDED
                                  ------------------------------------------------------------------------   DECEMBER 31,
                                      1995           1996           1997           1998           1999        1999(1)(3)
                                  ------------   ------------   ------------   ------------   ------------   ------------
                                  (UNAUDITED)    (UNAUDITED)                                                 (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues........................    $ 1,597        $ 1,876        $ 3,835        $ 4,416        $13,735        $21,230
Cost of revenues................        245          1,689          2,974          2,691          6,428          9,817
                                    -------        -------        -------        -------        -------        -------
Gross profit....................      1,352            187            861          1,725          7,307         11,413
Operating expenses
  Sales and marketing
     expenses...................         30            139            546            382            926            926
  General and administrative
     expenses...................      1,107          2,636          2,214          1,978          6,137          9,826
  Amortization of intangibles
     and goodwill...............         --             --             --             --          3,458         10,374
                                    -------        -------        -------        -------        -------        -------
          Total operating
            expenses............      1,137          2,775          2,760          2,360         10,521         21,126
                                    -------        -------        -------        -------        -------        -------
Loss from operations............        215         (2,588)        (1,899)          (635)        (3,214)        (9,713)
Other (income) expense, net.....          1             --            168             65           (271)          (229)
Gain on sale of Internet service
  provider business.............         --             --             --             --         (1,126)        (1,126)
                                    -------        -------        -------        -------        -------        -------
Income (loss) before income
  taxes.........................        214         (2,588)        (2,067)          (700)        (1,817)        (8,358)
Income taxes....................         71            (21)             3              3             23             24
                                    -------        -------        -------        -------        -------        -------
Net income (loss)...............    $   143        $(2,567)       $(2,070)       $  (703)       $(1,840)       $(8,382)
                                    =======        =======        =======        =======        =======        =======
Basic and diluted net income
  (loss) per share..............    $  0.05        $ (0.57)       $ (0.31)       $ (0.07)       $ (0.11)       $ (0.32)
                                    =======        =======        =======        =======        =======        =======
Basic weighted average shares
  outstanding...................      2,629          4,490          6,590         10,196         16,985         25,962
Diluted weighted average shares
  outstanding...................      2,879          4,490          6,590         10,196         16,985         25,962
Pro forma basic and diluted net
  loss per share
  (unaudited)(2)................                                                                $ (0.10)       $ (0.31)
                                                                                                =======        =======
Pro forma basic and diluted
  weighted average shares
  outstanding (unaudited).......                                                                 18,169         27,146

                                                                         AS OF DECEMBER 31,
                                              ------------------------------------------------------------------------
                                                  1995           1996           1997           1998           1999
                                              ------------   ------------   ------------   ------------   ------------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................    $    --        $   147        $    41        $    17        $ 2,866
Working capital.............................          1         (3,496)        (5,084)          (143)        10,157
Total assets................................        484          1,050          1,517          1,425         46,821
Total liabilities...........................        333          3,768          5,624            682          8,044
Total stockholders' equity..................        151         (2,718)        (4,107)           743         38,777

---------------

(1) Reflects the acquisition of Blue Marble, including amortization of goodwill and other intangible assets, as if the acquisition had occurred on January 1, 1999.

(2) Includes conversion of all outstanding shares of Series A preferred stock.

(3) Basic and diluted net loss per share is computed using the weighted average number of common shares outstanding, including common shares in connection with the acquisition, as if these shares were outstanding from January 1, 1999.

                            PRO FORMA COMBINED DATA

     The following unaudited pro forma condensed combined statement of operations reflect our acquisition of Blue Marble on August 31, 1999, as if the acquisition had occurred on January 1, 1999. The Blue Marble acquisition was accounted for using the purchase method of accounting, and the acquired assets and liabilities of Blue Marble were recorded at their fair values. Accordingly, the pro forma combined statement of operations has been prepared assuming the following:

     - The total purchase price, including acquisition costs of $98,000, is $30.6 million. Acquisition costs and the preliminary determination of the unallocated excess of acquisition costs over net assets acquired are set forth below (in thousands):

Value of Blue Marble acquired in acquisition................  $30,518
Transaction costs...........................................       98
                                                              -------
Total acquisition cost......................................   30,616
Total assets acquired.......................................   (7,254)
Total liabilities assumed...................................    7,685
                                                              -------
Unallocated excess of acquisition cost over net assets        $31,047
  acquired..................................................
                                                              =======

     - Amortization of goodwill and other intangible assets totaling $10,374 for the year ended December 31, 1999 has been reflected as a result of the acquisition of Blue Marble.

     - The pro forma diluted net loss per share for the year ended December 31, 1999 was computed using the weighted average number of common shares outstanding, including common shares issued in conjunction with the acquisition as if these shares were outstanding from January 1, 1999.

     The pro forma statements of operations are not necessarily indicative of what the actual financial results would have been had the acquisition taken place on January 1, 1999 and do not purport to indicate the results of future operations.

                                NOVO GROUP, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                                          BLUE MARBLE ACG,
                                     NOVO GROUP, INC.           LTD                             PRO FORMA
                                        YEAR ENDED       EIGHT MONTHS ENDED    PRO FORMA       YEAR ENDED
                                     DECEMBER 31, 1999    AUGUST 31, 1999     ADJUSTMENTS   DECEMBER 31, 1999
                                     -----------------   ------------------   -----------   -----------------
                                                            (UNAUDITED)       (UNAUDITED)      (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue............................       $13,735              $7,495           $   --           $21,230
Cost of revenue....................         6,428               3,389               --             9,817
                                          -------              ------           ------           -------
Gross profit.......................         7,307               4,106               --            11,413
Operating expenses:
  Sales and marketing expenses.....           926                  --               --               926
  General and administrative
     expenses......................         6,137               3,689               --             9,826
  Amortization of goodwill and
     other
     intangibles...................         3,458                                6,916            10,374
                                          -------              ------           ------           -------
Total operating expenses...........        10,521               3,689                             21,126
Income (loss) from operations......        (3,214)                417            6,916            (9,713)
Other (income) expense.............          (271)                 42               --              (229)
Gain on sale of Internet service
  provider.........................        (1,126)                 --               --            (1,126)
                                          -------              ------           ------           -------
Net (loss) income before tax.......        (1,817)                375            6,916            (8,358)
Income taxes.......................            23                   1               --                24
                                          -------              ------           ------           -------
Net (loss) income..................       $(1,840)             $  374           $6,916           $(8,382)
                                          =======              ======           ======           =======
Pro forma basic and diluted net
  loss
  per common share.................                                                              $ (0.32)
                                                                                                 =======
Shares used in pro forma basic and
  diluted net loss per common
  share............................                                                               25,962
                                                                                                 =======

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW

     Our revenues are derived from providing professional services to enable our clients to better compete in the digital economy. We generally provide our services on a time and materials basis, but also perform services using retainer and fixed-fee agreements. Revenues pursuant to time and materials agreements are generally recognized as services are provided. Revenues pursuant to retainer agreements are generally billed and recognized on a monthly basis. Most of our retainer agreements are for a term of six months, and include renewal clauses. Our retainer agreements provide us with greater predictability of revenues and to date have generally resulted in higher utilization for the core engagement team. Revenues pursuant to fixed-fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenues exclude reimbursable expenses charged to and collected from clients. Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses become probable and can be reasonably estimated. Unbilled fees and services on contracts are comprised of costs plus fees on certain contracts in excess of contractual billings on such contracts. Advanced billings and billings in excess of costs are classified as deferred income. In the future, we expect that our revenues will be driven primarily by the number and scope of our client engagements and by the number of our billable professionals. Our revenues consist only of services we have performed and do not include pass-through media and advertising funds.

     Because we often derive a significant portion of our revenues from large-scale engagements for a limited number of clients, we expect that significant customer concentration will continue for the foreseeable future. In 1999, on a pro forma basis, our five largest clients were Procter & Gamble, Gloss.com, General Motors, Toyota and Continental Airlines, each of which represented 21%, 16%, 12%, 10% and 7% of our revenues, respectively. To the extent that any significant client reduces its use of our services or terminates its relationship with us, our revenues could decline substantially. As a result, the loss of any significant client could seriously harm our business and results of operations.

     Cost of revenues consists of direct costs associated with billable professionals and contractors engaged in the delivery of our services. Expenses in this category include wages and salaries, bonuses, payroll taxes, direct employee benefits and outside contractor costs. Cost of revenues reflects expenses of all billable professionals engaged in the delivery of our services whether or not their time is billed to a client. We expect cost of revenues to increase in absolute dollars as we increase our professional services headcount. We hired 42 employees from January 1, 2000 to February 29, 2000. Gross profit equals total revenues less cost of revenues. Our gross profit may be adversely affected by increases in salary levels, inflation and decreases in employee utilization. Multiple factors may affect employee utilization including rapid growth and reductions in the number or size of projects in any period.

     Sales and marketing expenses consist primarily of salaries, bonuses, payroll taxes, employee benefits, travel expenses, and public relations and marketing expenses associated with our sales and marketing efforts. We expect these expenses to increase in absolute dollars as we expand our sales and marketing efforts.

     General and administrative expenses consist of administrative and executive compensation and bonuses, payroll taxes, employee benefits, office expenses, travel expenses, rent, recruiting costs, information technology expenses, facility and equipment insurance, training and education expenses, professional fees and other expenses. Property, equipment and facility improvements are depreciated over three to seven years and are included as depreciation expense in this category. We expect general and administrative expenses to increase in absolute dollars as we expand our recruiting efforts, open new offices, expand information technology and incur additional costs related to the growth of our business and operations.

     In connection with our acquisition of Blue Marble ACG, Ltd., in August 1999, we recorded approximately $31.0 million of goodwill and other intangible assets. We accounted for this transaction as a purchase. This amount, which represents the excess of purchase price over net assets acquired, is being amortized over three years and is shown as amortization of goodwill and other intangible assets. The historical information represented in this section includes the results of operations of Blue Marble since the date of its acquisition.

     In May 1998, we completed our merger with Ironlight Digital and accounted for this transaction as a pooling of interests. The historical information represented in this section includes the results of operations of Ironlight Digital since its inception in July 1996.

     A portion of our revenues from July 1996 to August 1999 was derived from our Internet services provider unit. In 1999, we realized a gain of $1.1 million from the sale of our Internet services provider unit to Rocky Mountain Internet, Inc. in August, which we sold for approximately $1.3 million in stock. We owned 104,399 shares of Rocky Mountain Internet, Inc. common stock as of December 31, 1999. Certain restrictions on the sale of these shares are still in effect.

     Other income includes interest income and realized gains from the sale of securities.

     To date, we have experienced success in expanding the size and scope of our business by attracting new clients, hiring new professionals and expanding our service offerings. We have added to our service offerings organically, through licensing agreements and through the acquisitions of Ironlight Digital and Blue Marble.

     Our financial results may fluctuate from quarter to quarter based on a number of factors including: the number, size and scope of our engagements, changes in the demand for our services, the length of the sales cycle associated with our services and the efficiency at which we utilize our billable professionals. These fluctuations can result from the contractual terms and degree of completion of such projects, any delay incurred in connection with projects, employee utilization rates, the adequacy of provision for losses, the accuracy of estimates of resources required to complete ongoing projects and general economic conditions.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, the relative composition of revenues and selected statements of operations data as a percentage of revenues.

                                                              FISCAL YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
                                                      1997           1998           1999       PRO FORMA
                                                  ------------   ------------   ------------   ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues........................................      100%           100%           100%          100%
                                                      ---            ---            ---           ---
Cost of revenues................................       78             61             47            46
                                                      ---            ---            ---           ---
Gross profit....................................       22             39             53            54
                                                      ---            ---            ---           ---
Operating expenses:
  Sales and marketing expenses..................       14              9              7             4
  General and administrative expenses...........       58             45             45            46
  Amortization of intangibles and goodwill......       --             --             25            49
                                                      ---            ---            ---           ---
          Total operating expenses..............       72             53             77            99
                                                      ---            ---            ---           ---
Loss from operations............................      (50)           (14)           (23)          (46)
Other (income) expense, net.....................        4              1             (2)           --
Gain on sale of Internet service provider
  unit..........................................       --             --             (8)           (5)
                                                      ---            ---            ---           ---
Loss before income taxes........................      (54)           (16)           (13)          (39)
Income taxes....................................       --             --             --            --
                                                      ---            ---            ---           ---
Net loss........................................      (54)%          (16)%          (13)%         (39)%
                                                      ===            ===            ===           ===

  YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenues. In 1999, revenues increased $9.3 million or 211% to $13.7 million from $4.4 million in 1998. This growth in revenues principally resulted from increases in both the number of clients and the scope of engagements as well as the acquisition of Blue Marble on August 31, 1999. Offsetting this increase was a decrease in revenues from our Internet service provider unit, which we sold to Rocky Mountain Internet, Inc. in August 1999. Excluding revenues from the Internet service provider unit, revenues increased 248% to $13.2 million from $3.8 million in 1998.

     Cost of revenues. In 1999, cost of revenues increased $3.7 million or 139% to $6.4 million from $2.7 million in 1998. The increase in cost of revenues was primarily a result of increases in the number of billable professionals and the costs directly associated with this growth, including increases in wages and salaries, bonuses, payroll taxes, direct employee benefits and outside contractors. We employed 111 billable professionals as of December 31, 1999, up from 36 one year earlier.

     Sales and marketing expenses. In 1999, sales and marketing expenses increased $0.5 million or 142% to $0.9 million from $0.4 million in 1998. Sales and marketing expenses increased primarily due to expenses related to the addition of sales and marketing staff, increased public relations costs and increased administrative costs associated with expanding our sales and marketing efforts.

     General and administrative expenses. In 1999, general and administrative expenses increased $4.1 million or 210% to $6.1 million from $2.0 million in 1998. General and administrative expenses increased primarily due to expenses related to the addition of administrative staff, increased recruiting costs, the costs of leasing additional office space to support our growth and increased information technology expenses.

     Amortization of intangibles. In 1999, amortization of goodwill and other intangibles was $3.5 million, compared to none in 1998. This increase is a result of the goodwill we recorded when we acquired Blue Marble in August 1999.

     Other income. In 1999, net interest and other income was $0.3 million as compared to net interest expense of $0.1 million in 1998.

     Gain on sale of an asset. In August 1999, we realized a gain of $1.1 million from the sale of our Internet services provider unit to Rocky Mountain Internet.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenues. In 1998, revenues increased $0.6 million or 15% to $4.4 million from $3.8 million in 1997. This growth in revenues principally resulted from increases in both the number of clients and the scope of engagements and an increase in revenues from our Internet service provider unit, which we subsequently sold to Rocky Mountain Internet in August 1999. In 1998, excluding revenues from the Internet service provider unit, revenues increased 14% to $3.8 million from $3.3 million in 1997.

     Cost of revenues. In 1998, cost of revenues decreased $0.3 million or 10% to $2.7 million from $3.0 million in 1997. This decrease primarily resulted from a reduction in the use of outside labor costs, lower employee benefits expenses and a reduction in overlapping overhead expenses as a result of the acquisition of Ironlight Digital.

     Sales and marketing expenses. In 1998, sales and marketing expenses decreased $0.1 million or 30% to $0.4 million from $0.5 million in 1997. This decrease primarily resulted from a reduction of overlapping sales and marketing efforts following the acquisition of Ironlight Digital.

     General and administrative expenses. In 1998, general and administrative expenses decreased $0.2 million or 11% to $2.0 million from $2.2 million in 1997. This decrease primarily resulted from a reduction in administrative personnel and in redundant overhead costs following the acquisition of Ironlight Digital.

     Other income. In 1998, net interest expense decreased to $0.1 million from $0.2 million in 1997, due to the conversion of promissory notes to equity.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our unaudited quarterly results of operations for the eight quarters ended December 31, 1999. In our opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation for the quarters presented. This information should be read in conjunction with the Consolidated Financial Statements and accompanying notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                             THREE MONTHS ENDED
                           ---------------------------------------------------------------------------------------
                           MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                             1998       1998       1998        1998       1999       1999       1999        1999
                           --------   --------   ---------   --------   --------   --------   ---------   --------
                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues.................   $  771    $ 1,027     $ 1,235    $ 1,383    $ 1,695    $ 2,388     $ 3,304    $ 6,348
Costs of revenues........      650        640         690        711        811      1,072       1,466      3,079
                            ------    -------     -------    -------    -------    -------     -------    -------
Gross profit.............      121        387         545        672        884      1,316       1,838      3,269
Operating expenses
  Sales and marketing
     expenses............      135         98          90         59        115        250         209        352
  General and
     administrative
     expenses............      454        575         439        510        680        891       1,668      2,898
  Amortization of
     intangibles and
     goodwill............       --         --          --         --         --         --         864      2,594
                            ------    -------     -------    -------    -------    -------     -------    -------
          Total operating
            expenses.....      589        673         529        569        795      1,141       2,741      5,844
                            ------    -------     -------    -------    -------    -------     -------    -------
Income (loss) from
  operations.............     (468)      (286)         16        103         89        175        (903)    (2,575)
Other (income) expense,
  net....................       79        (14)         --         --         (1)        (3)        (35)      (232)
Gain on sale of Internet
  service provider
  unit...................       --         --          --         --         --         --      (1,126)        --
                            ------    -------     -------    -------    -------    -------     -------    -------
Income (loss) before
  income Taxes...........     (547)      (272)         16        103         90        178         258     (2,343)
Income taxes.............       --         --          --          3         --         --          --         23
                            ------    -------     -------    -------    -------    -------     -------    -------
Net income (loss)........   $ (547)   $  (272)    $    16    $   100    $    90    $   178     $   258    $(2,366)
                            ======    =======     =======    =======    =======    =======     =======    =======
Basic income (loss) per
  share..................   $(0.07)   $ (0.03)    $  0.00    $  0.01    $  0.01    $  0.01     $  0.02    $ (0.09)
Basic weighted average
  shares outstanding.....    7,330     10,270      11,217     11,914     12,434     12,507      17,002     25,898
Diluted income (loss) per
  share..................   $(0.07)   $ (0.03)    $  0.00    $  0.01    $  0.01    $  0.01     $  0.01    $ (0.09)
Diluted weighted average
  shares outstanding.....    7,330     10,270      12,464     13,279     13,000     13,148      19,028     25,898

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have funded our operations through operating cash flows, strategic financings and investments from the founders and limited outside investors.

     Cash provided by operating activities was $2.4 million in 1999 as compared to cash used in operating activities of $0.7 million in 1998 as compared to cash used in operating activities of $1.9 million in 1997.

Cash used in fiscal 1997 was primarily due to a net loss of $2.1 million, increased accounts receivable and decreased accounts payable, partially offset by depreciation and amortization, and stock-based compensation expense. Cash used in 1998 was primarily due to a net loss of $0.7 million, decreased accounts payable and accrued expenses, partially offset by depreciation and amortization, and stock-based compensation expense. Cash provided by operations in 1999 was primarily due to increased accounts receivable, and depreciation and amortization, partially offset by a net loss of $1.8 million.

     As of December 31, 1999, we had $12.4 million in cash, cash equivalents and investments compared to $17,000 one year earlier. This change resulted from increased operating cash flows and a $10.0 million investment from MacManus in exchange for 3.6 million shares of our Series A preferred stock. MacManus has since entered into a business combination with The Leo Group, Inc. and became a wholly owned subsidiary of BDM, Inc.

     We incurred capital expenditures of $0.5 million in 1999, $0.2 million in 1998 and $0.6 million in 1997. These expenditures were incurred primarily for computer equipment, telecommunications equipment, furniture and fixtures, and leasehold improvements to support our growth. We expect that our capital expenditures will increase as we increase employee headcount and expand our operations and technology capabilities.

     We recently executed a new lease to expand our operations in San Francisco. The lease term commenced in November 1999, and rent payments will commence in March 2000, when we expect our leasehold improvements on the additional space to be completed. We expect to incur significant expenditures in 2000 related to the expansion of our San Francisco office. We believe that the proceeds of this offering and funds that are available under our line of credit will be sufficient to finance our working capital and capital expenditure requirements for the next twelve months.

     We currently have no outstanding borrowings under our lines of credit. We have a line of credit totaling $2.5 million with Merrill Lynch Business Financial Services, Inc. Borrowings under this line of credit bear interest at an annual rate of 2.3% plus the 30-day Dealer Commercial Paper Rate. In addition to our line of credit, we have a $7.5 million working capital facility with Merrill Lynch. This account bears interest at an annual rate of 2.1% plus the 30-day Dealer Commercial Paper Rate.

MARKET RISK

     To date, we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future. We currently invest our cash in money market funds and government and high-grade corporate bonds. We believe these investments are subject to minimal credit and market risk.

                                    BUSINESS

COMPANY OVERVIEW

     NOVO is a leading professional services firm that architects and transforms businesses to better compete in the digital economy. We offer our clients innovative and integrated e-Business solutions that combine strategy, technology, design and marketing services. Our e-Business solutions reflect our belief that the Internet creates opportunities for businesses to more personally and effectively serve their constituents, which include their customers, suppliers, strategic partners, employees and stockholders. These solutions are designed to foster long-term, personalized relationships between our clients and their constituents. We refer to this personalized market dynamic as "Economies of One(SM)."

     We deliver our e-Business solutions using a methodology called "Rapid Customer Value Deployment(SM)." This multi-disciplinary, collaborative approach is designed to ensure that every facet of an engagement is aligned with our client's overall e-Business objectives. Our methodology is marked by distinct yet interdependent service offerings that are capable of taking an e-Business solution from conception through development and deployment. These four service offerings are:

     - Business Strategy -- Our strategy teams work in partnership with our clients to identify opportunities and plan the operations necessary to achieve their e-Business objectives.

     - Technology Application Development and Systems Integration -- Our technology teams build and integrate new and existing hardware and software with our clients' third-party applications, legacy systems and business processes.

     - Digital Design and User Experience -- Our award-winning design teams create the components that shape the user experience in support of our clients' e-Business objectives.

     - Marketing Services -- Our marketing teams evaluate and develop programs designed to acquire and retain customers, increase communication between our clients and their constituents, and build and extend brands.

     We focus on developing large-scale, long-term strategic relationships with our clients. Our clients include a select group of Global 1000 and dot.com companies, such as 3Com, Avery Dennison, Continental Airlines, E*Trade, General Motors, Gloss.com, Motorola, Procter & Gamble and Toyota. We deliver our services from offices in San Francisco, New York, Los Angeles and Detroit, and we had approximately 190 full-time employees as of February 29, 2000.

INDUSTRY BACKGROUND

     We believe the Internet is creating a new market dynamic. Businesses and their constituents can simultaneously exchange information, determine supply and demand, negotiate price and process orders with improved efficiency and personalization. Customers now have greater opportunities to customize the products and services they purchase due to their increased access to timely information and their ability to respond immediately and directly. As a result, the balance of power between businesses and customers is shifting dramatically. In our view, customer satisfaction and loyalty have become, and will continue to be, a key component to the success of a business in this rapidly emerging customer-driven economy.

     Companies seeking to establish or strengthen relationships with their constituents frequently lack the experience and internal capabilities necessary to build and maintain e-Business solutions. As a result, the market for Internet services is rapidly expanding. International Data Corporation estimates that the worldwide market for Internet services will grow from $12.9 billion in 1999 to over $78.6 billion by 2003, representing a compound annual growth rate of over 57%.

     We believe that companies seeking to build businesses on the Internet are best served by professional services firms that provide an integrated, multidisciplinary approach and that establish accountability in their engagements through specific business metrics designed to measure the success of the initiative.

THE NOVO APPROACH

     We consider ourselves "Relationship Architects for e-Business(SM)," meaning that we create and enhance personalized relationships by designing and implementing complete e-Business solutions. These relationships seek to build a competitive advantage for our clients.

     Our integrated approach focuses on generating customer value while addressing the time-to-market challenges common to implementing e-Businesses solutions. We utilize our methodology, Rapid Customer Value Deployment, to efficiently serve our clients.

     We differentiate ourselves through what we believe is a unique approach to client accountability. We seek to include in our client arrangements a predetermined set of metrics that permits our clients to measure results against their business objectives. We proactively seek incentive compensation from our clients tied to achieving those objectives. We afford our employees an opportunity to participate in this incentive compensation. In this way, we align the interests of our company and our individual employees with those of our clients.

     We are selective in accepting client engagements. We seek opportunities that will lead to long-term relationships with clients who intend to capture the competitive advantages provided by our integrated approach and solutions.

GROWTH STRATEGY AND BUSINESS DEVELOPMENT

     Our goal is to build and enhance our position as a leading provider of e-Business solutions. Our strategy to achieve this goal is as follows:

  Create and Expand Long-term Relationships

     We develop long-term relationships involving large-scale engagements with clients. We target clients that embrace our integrated, multidisciplinary approach and our focus on achieving measurable results. We view these relationships as partnerships in which we work closely with our clients as their businesses evolve. We seek to create a relationship of trust and accountability that is key to growing and sustaining long-term relationships. We intend to expand our existing client relationships into more extensive engagements that utilize a broader range of our service offerings. As part of this strategy, we seek to identify opportunities to offer additional solutions to fully satisfy our clients' needs. In addition, we aggressively target new clients through our business development efforts.

  Strengthen NOVO Brand

     As Relationship Architects for e-Business, we strive to provide the highest quality and most comprehensive services that will help to build our reputation as a leading provider of e-Business solutions. We continue to promote our brand to potential clients and employees as a symbol of innovation, collaboration, meritocracy and opportunity. Our marketing and corporate communications teams promote our brand through speaking engagements, company events, event sponsorships, interviews and industry conferences. We receive additional exposure from the numerous awards we have received.

  Attract and Retain Highly Qualified Professionals

     Attracting and retaining highly qualified professionals is essential to our continued ability to provide sophisticated solutions for our clients. Our focus on client satisfaction requires that we continue to retain highly motivated, intelligent people of exceptional quality. We believe that the best way to continue to attract and retain highly qualified professionals is to provide an intellectually challenging work environment that fosters creativity and opportunity for development. Our culture is a key differentiator in our ability to retain quality professionals. Our environment promotes entrepreneurship, provides recognition and rewards based on merit, and encourages knowledge sharing through skills training and the professional development classes we refer to collectively as NOVO University. Referrals from our existing employees accounted for approximately 35% of our new hires for the six months ended February 29, 2000. We expect that our talented professionals will continue to provide us with referrals to new employees. We offer competitive compensation packages, including equity participation through stock options for all of our professionals.

  Leverage and Develop Strategic Alliances and Relationships

     We develop strategic alliances and relationships that are designed to generate new business opportunities and that permit us to offer clients new and innovative capabilities. For example, we work closely with BDM, Inc., a global network of advertising, marketing and communications companies and a stockholder in our company, to develop new business opportunities that are aligned with our strategic vision. In March 2000, we entered into a referral agreement with BDM. Under this agreement, BDM will use its best efforts to refer clients that will generate at least $30 million of total revenues for us during the three-year period ending December 31, 2002. In 1999, on a pro forma basis, approximately 55% of our revenues came from clients that were originally referred to us through our relationship with BDM. We seek to identify early technology trends and work closely with providers of leading-edge technologies to offer our clients advanced technology solutions. For example, we recently entered into a strategic alliance with Akamai Technologies, an Internet content, streaming media and applications company, to improve our ability to provide complex content management solutions.

  Enhance Skill Sets and Expand Geographic Presence

     We intend to expand our skill sets, as well as our domestic and international presence, to better serve our clients and to develop new market opportunities. We believe that establishing an international presence would enhance our competitive position and assist us in creating global solutions for our clients. In conjunction with organic growth, we may evaluate acquisition opportunities to provide services in new geographic markets and to expand our core competencies and industry expertise.

SERVICE OFFERINGS AND METHODOLOGY

     We provide fully integrated e-Business solutions to our clients to enhance the development of their interactive relationships. Our fully integrated service offerings are delivered by a team of strategy, technology, design and marketing professionals. Each engagement has a project manager who coordinates and oversees the team and has direct responsibility for the client relationship. The following is a description of our four service offerings, which are capable of taking an e-Business solution from conception through development and deployment:

          [GRAPHIC DEPICTION OF NOVO INTEGRATED SERVICE OFFERINGS]

     Business Strategy. We provide strategic assessment and consulting services to help our clients develop and expand their e-Business. We build a solid foundation by working closely with our clients to analyze and understand their businesses. Our approach is to focus on fundamental problem solving and action-oriented recommendations. Our client deliverables include innovative, relationship-based business models and operational solutions that are designed to provide competitive advantages. Below is a sampling of services we offer:

     - e-Business strategy and development consulting;

     - business model/business plan evaluation and development;

     - customer service and relationship management strategy; and

     - organizational and human resources strategy.

     Technology Application Development and Systems
Integration -- "Delivery." Our Delivery Group is the focal point in our organization responsible for implementing our e-Business solutions. The Delivery Group builds and integrates new and existing hardware and software with our clients' third-party applications, legacy systems and business processes. Using our technology expertise, we lead our clients through the planning and implementation of large-scale e-Business solutions. Below is a sampling of technology services we offer:

     - technical architecture;

     - database design and integration;

     - network applications and services; and

     - quality assurance and testing.

     Digital Design and User Experience. We work closely with our clients to understand their customers' needs and promote our clients' brands. We seek to create compelling online experiences that are designed to enable our clients to empower, educate and entertain their end users. Our design teams have competencies in areas including interaction, content and visual design. We seek to accomplish business and marketing objectives by translating them into interactive experiences that deliver end-user value. Some areas of our expertise include:

     - creative concept and strategy;

     - content design that defines the users' experience; and

     - technical functionality to transform a creative concept into a reality.

     Marketing Services. We develop and evaluate programs that support our clients' ability to acquire and retain customers as well as increase communication between our clients and their constituents. We coordinate our activity with our clients' existing marketing initiatives. We create and deploy strategic branding programs, as well as research and media distribution methods. Some of the services we offer include:

     - competitive analysis and benchmarking;

     - online media planning, buying, tracking and analysis;

     - brand strategy and development; and

     - development of programs for digital customer relationship management.

                     [GRAPHIC DEPICTION OF DEVELOPMENT]

     We adhere to our five-stage methodology, Rapid Customer Value Deployment, to manage the complex process of implementation in a timely manner. The Rapid Customer Value Deployment graphic above illustrates our approach for integrating and deploying our four service offerings of business strategy, technology application development and systems integration, digital design and user experience, and marketing services. Our methodology is designed to rapidly create and measure end-user value and allow us to provide iterative feedback and continuous modification. Additionally, we utilize our intranet to capture and leverage the knowledge and experience gained from our client engagements and to develop best practices to improve efficiency of implementation and delivery.

CLIENTS, MARKETING AND SALES

     We market our services primarily to Global 1000 and dot.com companies. We seek to establish deep, long-term relationships with our clients. We work with a majority of our clients to develop or supplement their e-Business capabilities. For 1999, on a pro forma basis, approximately 67% of our revenues were provided from our five largest clients. During this period, our four largest clients were General Motors, Gloss.com, Procter & Gamble and Toyota, each of which accounted for more than 10% of our revenues.

     Set forth below is a list of our top 15 revenue-generating clients for 1999:

         3Com
         Avery Dennison
         Capital One
         Continental Airlines
         Digital Chef
         E*Trade
         Ernst & Young
         General Motors
         Gloss.com
         Levi Strauss
         Media One
         Michaels Stores
         Motorola
         Procter & Gamble
         Toyota

     Our sales and marketing program focuses on increasing our visibility, strengthening our brand and generating new business opportunities. To accomplish these objectives, we utilize a team approach that combines professionals dedicated solely to our Business Development group with our senior management team. The Business Development group targets potential clients through referrals, direct prospecting, direct marketing and other marketing techniques. Our senior management team promotes our services through speaking engagements and industry conference participation.

     After we initiate an engagement, our project managers work to enhance our client relationships and to develop follow-on business. Our project managers are responsible for overseeing engagements and for expanding our client relationships by leveraging our full service offerings. We also rely on our strong reputation and proven results to retain our existing clients and develop new relationships. Many of our existing clients recommend our services, which results in new business opportunities. In addition to client referrals, we generate referrals through our strategic alliances and vendor relationships.

CLIENT CASE STUDIES

     Each of the case studies that follow demonstrates our ability to deliver our four service offerings:

                              CONTINENTAL AIRLINES
                              www.continental.com

     Relationship: Our relationship began on a per project basis in November of 1997. As an indication of Continental's satisfaction, the size and scope of our relationship has continued to expand. We are Continental Airlines' Interactive Agency of Record.

   [GRAPHIC DEPICTION OF TWO SCREEN SHOTS]

     Business Objectives: To build and sustain Continental's online business. Specific initiatives included:

     - developing new distribution channel;

     - providing measurable value to both business and customer traveler segments; and

     - meeting strict return on investment, or ROI, requirements established by Continental.

     Solution: Architect Continental's online presence in order to increase purchases. We increased customer ease-of-use and integrated the site with other marketing vehicles.

--------------------------------------------------------------------------------

      STRATEGY               TECHNOLOGY                DESIGN                 MARKETING
Created research        Integrated heavy        Completed website       Developed annual
strategy to identify    information-based       redesign for            online marketing
specific needs of       website with existing   ease-of-use.            programs that
target segments.        booking engine.         Encouraged purchase     consisted of media
                                                ease by placing         planning and buying,
                                                transaction tools at    e-mail marketing and
                                                front of website.       research benchmarks.

--------------------------------------------------------------------------------

     Success: The Continental website has been recognized throughout the travel and airline industries as a leading example of website design and engineering.

     - grew database of customers to over 1 million.

     - won 1999 CASIE Award for Best Services Site.

     - ranked #1 airline site by Forrester Power Rankings.

     - online ticket sales experienced double digit growth after website launch.

                                   GLOSS.COM
                                 www.gloss.com

     Relationship: Gloss.com approached NOVO in the spring of 1999 to help them build a health and beauty website and gain brand recognition. Like most e-Business initiatives, Gloss.com had the challenge of building a successful brand online in a limited amount of time.



                    [GRAPHIC DEPICTION OF TWO SCREEN SHOTS]


     Business Objectives: To create a unique online beauty and shopping destination that could compete with traditional high-end retail offerings and make it easy for customers to:

     - create their own interactive and personalized shopping experience and to purchase high-quality cosmetics;

     - ask the advice of beauty experts and exchange product views with other customers; and

     - develop loyalty purchase programs.

     Solution: We successfully developed an interactive shopping experience that is designed to enable Gloss.com to attract and retain customers by fulfilling their orders in a personal, efficient and timely manner.

-------------------------------------------------------------------------

          STRATEGY                 TECHNOLOGY                  DESIGN                MARKETING
  Provided initial          Managed and implemented    Developed Gloss.com      Developed Gloss.com
  consulting services and   full integration           website identity,        brand and identity,
  set the strategic agenda  inventory and customer     including brand          including brand
                            purchase system. Built     templates specific to    logo.
                            web store, and integrated  different website
                            it with Blue Martini and   areas.
                            Weblogic software.

--------------------------------------------------------------------------------

     Success: Gloss.com provides customers with the type of one-to-one service experienced at most traditional beauty product counters, with the convenience of an online experience.

     - introduced Gloss.com into the marketplace with over 1,000 products, original editorial features and compelling visual treatment.

     - developed and implemented a full e-commerce solution in under four months, in time for the holiday shopping season.

     - experienced no website down time during the holiday season, which proved to be a distinguishing factor when compared to other e-commerce websites.

                              PROCTER & GAMBLE(TM)
                                www.crest.pg.com

     Relationship: We began our relationship with Procter & Gamble, or P&G, in mid-1997 and have developed e-Business solutions for as many as 12 different brands including Pampers, Charmin, Vicks, Scope, Crest, Always, Dawn, Swiffer, Folgers, Puffs, Thermacare and Sunny Delight. Currently, our e-Business solutions are focused on five brands: Pampers, Folgers, Scope, Crest and Vicks. We continue to assist P&G in its online marketing efforts that we designed to provide value to its customers and increase sales. Below is a recent example of a solution designed and built for P&G.


   [GRAPHIC DEPICTION OF TWO SCREEN SHOTS]                          LOGO

     Business Objectives: To leverage the power of the Internet as a platform to extend Crest's First Grade Program in a fun and informative way that enables children to learn about the importance of oral hygiene. Specific initiatives included:

     - providing an interactive environment for children to learn proper oral hygiene habits;

     - creating valuable interactive experience that children and parents come back to; and

     - improving and enhancing Crest's Internet presence and brand value.

     Solution: We developed a fun and easy-to-use learning module called Sparkle City that contemporizes the characters from the Crest Kids First Grade program. The module utilizes Flash technology and streaming audio and video as a way to bring the oral hygiene lessons to life. We also developed a registration tool that tracks and allows individual game players to continue to play the module where they left off.

-------------------------------------------------------------------------------

       STRATEGY               TECHNOLOGY                DESIGN                MARKETING
Defined a strategy for  Utilized Flash          Transformed oral        Promoted brand value
translating existing    multimedia application  health care into a fun  for Crest website
national in-school      to create an            way for users to learn  visitors. Provided
learning program into   interactive learning    through an interactive  parents and children
an effective web-based  adventure featuring     game structure, reward  with an educational
experience.             full animation and      system and recognition  experience.
                        streaming audio.        of return visitors.

--------------------------------------------------------------------------------

     Success: We have received numerous awards for our work.

     - Scope: HealthCare Copy Award -- People's Choice.

     - Scope: 1998 CASIE Winner (Send A Kiss).

     - Pampers: 1998 CASIE Finalist (Monster Baby).

     - Pampers: Paper Copy Award -- Best Interactive.

     - Vicks.com: 1999 CyberLion Finalist -- Best website.

     - Vicks.com: 1999 London International Advertising Awards Finalist -- Best website.

     - Always: 1999 London International Ad Awards Finalist -- Best website.

     - Always: Paper Copy Award -- Best Interactive.

                            TOYOTA MOTOR SALES, USA
                                 www.toyota.com

     Relationship: We have served as the Toyota Interactive Agency of Record since 1995. Toyota's desire to lead the industry for the long term makes its e-Business strategy and deployment critical to support far-reaching business objectives.


               [TOYOTA GRAPHIC]                               [TOYOTA GRAPHIC]

     Business Objectives: To transform website visitors into vehicle buyers by providing customers with a rich experience, easy-to-access information and the tools necessary to facilitate the purchase of a vehicle at a preferred dealership. Specific initiatives included:

     - allowing customers to configure and price a vehicle of their choice;

     - sending customer information to dealership of choice and allowing customers to apply for credit online; and

     - developing customer tracking and data management systems and customer service efforts.

     Solutions: We architected an integrated online customer experience that emulated a successful retail cycle utilizing Toyota's complete service offerings.

-----------------------------------------------------------------------------

      STRATEGY              TECHNOLOGY                DESIGN                 MARKETING
Defined business,      Developed database -    Developed original      Created customized
technical and          driven web              creative design and     tracking and analysis
functional             applications, and       content for website.    solutions to
requirements.          defined and executed    Facilitated customer    determine
Facilitated cross-     legacy integration      engagement and buying   effectiveness of
organizational         using WebObjects,       process.                e-Business
planning with entire   Oracle8 and XML data                            initiatives, online
Toyota web team.       exchange.                                       advertising and
                                                                       promotions.

--------------------------------------------------------------------------------

     Success: Toyota's website has been ranked as one of the most well regarded websites in the automotive industry.

     - Shop@Toyota is the pricing lead generator for Toyota.

     - Shop@Toyota receives an estimated 1.5 million visitors per month.

     - Automotive Marketing Consultants, Inc. has ranked Shop@Toyota among the top three automotive websites every year since 1996.

     - customer's have the ability to apply for credit and obtain online approval within 48 hours.

COMPETITION

     Our market is new, intensely competitive, highly fragmented, subject to rapid technological change and has grown dramatically in recent years due to the increasing use of the Internet by businesses. Our ability to compete effectively depends on many factors, both within and beyond our control. We believe that the principal factors upon which we will compete for clients include:

     - quality of service;

     - strategic, technical, creative design, and marketing expertise;

     - breadth and integration of service offerings;

     - strength and depth of existing client relationships;

     - reputation and brand recognition;

     - price;

     - value provided; and

     - project management capabilities.

     We currently compete, or anticipate competing, with companies that offer strategic consulting, creative design, information technology, marketing, advertising and online loyalty services, as well as the internally developed capabilities of current and potential clients. Our current competitors include:

     - Internet professional services firms, such as Agency.com, Diamond Technology Partners, iXL Enterprises, Proxicom, Razorfish, Scient, USWeb/CKS, Sapient and Viant;

     - management consulting firms, such as Bain & Company, Booz Allen & Hamilton, Boston Consulting Group and McKinsey & Company;

     - advertising and direct marketing agencies, such as Ogilvy One and Wunderman Cato Johnson;

     - systems integrators, such as Andersen Consulting, Computer Science Corporation, Electronic Data Systems, Perot Systems and the consulting arms of the "Big Five" accounting firms;

     - the professional services groups of computer equipment companies, such as Hewlett Packard and IBM Global Services; and

     - internal information technology departments of current and potential clients.

     All of these groups are competitors to us in one or more of our service offerings. In addition, it is not uncommon for any or all of these competitors to partner with other vendors to fill resource or technical needs. Because of relatively low barriers to entry, we also expect other competitors to enter the market. As a result, we expect competition to persist and intensify in the future.

PEOPLE AND CULTURE

     As of February 29, 2000, we employed approximately 190 people. Of these, approximately 70% were billable professionals. None of our employees is represented by a labor union, and we believe our employee relations are excellent. We have not experienced any work stoppages.

     Our culture is one of constant learning, growth and excitement. Our work environment and open office space are very conducive to collaboration and knowledge sharing. We believe that the best way to continue to attract and retain highly qualified personnel is to provide an intellectually challenging work environment that fosters creativity and opportunity for development. Employees have described our environment as an entrepreneurial meritocracy that encourages knowledge sharing. Additionally, we offer formal professional development classes through our NOVO University.

FACILITIES

     Our headquarters are located in a leased facility in San Francisco, California consisting of 34,585 square feet of office space. Our lease expires in April 2005. In addition, we lease 19,272 square feet in New York City, under a lease that expires in February 2001. We lease a small amount of space in Los Angeles, California and Detroit, Michigan. Our current facilities will not be sufficient to meet our anticipated growth. We cannot assure you that we will be able to secure additional office space needed to satisfy our projected growth.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation resulting from the conduct of our business. We are not currently party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of December 31, 1999 are as follows:

NAME                                        AGE   POSITION
----                                        ---   --------
Kelly A. Rodriques........................  36    Chairman, Chief Executive Officer and
                                                  Director
Harry Schlough............................  41    President, Chief Operating Officer and
                                                  Director
Kimberley Hardmeyer Vogel.................  32    Chief Financial Officer
Diana Wilson Todd.........................  38    Executive Vice President, Delivery
Andrew Sievers............................  34    Vice President, General Manager, NY
George Johnson, Jr. ......................  30    Vice President, Creative
Jeff Lupinacci............................  30    Vice President, Finance
Charles Marcus............................  28    Vice President, Business Development
Megan O'Connor............................  29    Vice President, Co-Director of Marketing
Harry S. Paynter..........................  41    Vice President, Co-Director of Marketing
Erica Pearson.............................  31    Vice President, Human Resources
Derrick Palmer............................  45    Director of Strategy
Richard Marcus(1).........................  61    Director
Roy J. Bostock(1).........................  59    Director
Craig D. Brown(1).........................  48    Director

-------------------------
(1) Member of compensation committee
(2) Member of audit committee
(3) Member of nominating committee

     KELLY A. RODRIQUES founded our predecessor company, Novo MediaGroup, Inc., in 1994 and merged it with Ironlight Digital in 1998. In August 1999, we acquired Blue Marble ACG, Ltd. Mr. Rodriques has been Chairman and Chief Executive Officer since our inception. Prior to founding Novo MediaGroup, Mr. Rodriques served as the Director of Marketing for Ogilvy & Mather's interactive group, where he established the international agency's first efforts in research and digital brand consulting. He holds a B.S. from California State University at Fresno.

     HARRY SCHLOUGH has served as our President and Chief Operating Officer since May 1999. Prior to joining us, Mr. Schlough was President of HWS Consulting Corp., an information technology consulting firm, from January 1996 to April 1999, working with clients such as our predecessor, Novo MediaGroup, Inc. From July 1991 to December 1995, Mr. Schlough served as Senior Vice President for Strategy and Marketing at SHL Systemhouse, Inc., where he was a member of the company's global executive operating committee. Prior to that time, Mr. Schlough held various positions, most recently Senior Manager, with Andersen Consulting. Mr. Schlough holds a B.A. from Northwestern University. He is a member of our board of directors.

     KIMBERLEY HARDMEYER VOGEL has served as our Chief Financial Officer since February 1999, and served as our Director of Finance from September 1998 to April 1999. From 1995 to 1998, Ms. Vogel served as a Vice President and Senior Equity Research Analyst at NationsBanc Montgomery Securities, focusing at various times on multimedia and Internet technology, media and communications, and the computer services and electronic commerce industries. Ms. Vogel is a Certified Public Accountant in the State of California and served at KPMG LLP from 1989 to 1992 as a Senior Accountant. She holds a B.S. from Saint Mary's College and an M.B.A. from Harvard University Graduate School of Business Administration.

     DIANA WILSON TODD has served as our Executive Vice President, Delivery since October 1999. From April 1999 to October 1999, Ms. Todd was Chairman of Geyser Technology, Inc., focusing on consulting services for the electronic trading and international securities technology industries. From April 1998 to

April 1999, she was Senior Vice President and Chief Information Officer of International Securities Exchange, LLC, where she oversaw the development and implementation of the technology strategy for an electronic options exchange. From November 1993 to February 1998, Ms. Todd served as Director of Technology for Merrill Lynch Japan Inc. Ms. Todd holds a B.S. from Brigham Young University.

     ANDREW SIEVERS has served as our Vice President and General Manager, New York since November 1999. From October 1997 to November 1999, Mr. Sievers was an Asia Regional Director for Saatchi & Saatchi's Tokyo office, where he managed integrated marketing operations for large multinational clients such as Toyota and Lexus. From July 1996 to September 1997, Mr. Sievers served as Senior Partner and Director of Marketing for Cow Interactive, an interactive design consulting firm. From October 1995 to June 1996, he was a Management Supervisor at Wieden & Kennedy Advertising, where he supervised development of traditional and interactive marketing initiatives for clients such as Microsoft and the Microsoft Network. From 1989 to September 1995, Mr. Sievers held a variety of domestic and international positions at Saatchi & Saatchi Worldwide, most recently serving as the Director of Interactive Technologies for the Los Angeles Office. Mr. Sievers has a B.A. from the University of California at Santa Barbara.

     JEFF LUPINACCI has served as our Vice President, Finance since February 2000 and was our Finance Director from September 1999 to February 2000. From May 1999 to August 1999, Mr. Lupinacci was the Finance Director at Blue Marble ACG, Ltd. From July 1996 to May 1999, Mr. Lupinacci held a variety of positions at Koch Industries, Inc., most recently as a Director of the Mergers and Acquisitions Group, and also as a Director of the Venture Capital and Private Equity Group. From September 1991 to June 1996, Mr. Lupinacci worked at the Chase Manhattan Bank, most recently as an Assistant Vice President. Mr. Lupinacci holds a B.A. from Providence College.

     GEORGE JOHNSON, JR. has served as our Vice President, Creative since December 1999. From September 1998 to December 1999, Mr. Johnson served as our Director of Creative Services. From August 1997 to September 1998, Mr. Johnson served as the Creative Director of Automatic, NY, where he managed the creative team and worked with clients such as Blue Cross/Blue Shield, Fisher-Price, and Cellular One. Mr. Johnson served as an Art Director at Oven Digital from April 1996 to August 1997 and at Crowley Webb and Associates from November 1994 to April 1996. Mr. Johnson holds a B.A. from Hamilton College and an M.A. from Yale University.

     CHARLES MARCUS has served as our Vice President, Business Development since December 1999. From July 1998 to December 1999, Mr. Marcus served as our Director of Business Development. From June 1996 to June 1998, Mr. Marcus was a Market Development Manager at CNET, Inc., where he focused on sales and marketing strategies. From December 1995 to April 1996, Mr. Marcus was an independent contractor at XcelleNet, where he worked in software product development. From April 1995 to December 1995, Mr. Marcus was an Associate at Fillmore Mercantile, a private equity group, where he helped manage its investments in Internet technologies. Mr. Marcus holds a B.S. from Harvard College. Mr. Marcus's father, Richard Marcus, serves on our board of directors.

     MEGAN O'CONNOR has served as a Vice President and Co-Director of Marketing since December 1999 and was a Group Account Director from September to December 1999. Prior to joining us, Ms. O'Connor worked at Blue Marble ACG, Ltd., where she served as a Group Account Director from April 1998 until August 1999. From March 1996 until March 1998, Ms. O'Connor worked at THINK new ideas, Inc. as an Account Executive and then an Account Supervisor. From May 1995 to April 1996, Ms. O'Connor was an Account Executive at Yoyodyne Entertainment. From December 1993 to May 1995, she served as a Marketing Assistant at Seth Godin Productions. Ms. O'Connor holds a B.A. from Lafayette College.

     HARRY S. PAYNTER has served as a Vice President and Co-Director of Marketing since December 1999 and was a Group Account Director from September to December 1999. From February to August 1999, Mr. Paynter served as a Group Account Director of Blue Marble ACG, Ltd. From December 1993 to January 1999, Mr. Paynter held a variety of positions at Messner Vetere Berger McNamee Schmeterer Euro RSCG, including Account Supervisor for Volvo of North America from September 1996 to February

1999 and for MCI, Inc. from December 1993 to September 1996. Mr. Paynter holds a B.A. from Bellarmine College.

     ERICA PEARSON has served as our Vice President, Human Resources since December 1999 and was our Director of Human Resources from June 1999 to December 1999. From 1992 to June 1999, Ms. Pearson held a variety of human resources positions at NationsBanc Montgomery Securities, including, most recently, Recruiting Coordinator from December 1994 to July 1997, Associate Director of Staffing from July 1997 to August 1997, Associate Director of Human Resources from August 1997 to January 1998, and Vice President of East Coast Human Resources from January 1998 to June 1999. Ms. Pearson holds a B.A. from the University of California at San Diego.

     DERRICK PALMER has served as our Director of Strategy since November 1998. From January 1997 to November 1998, Mr. Palmer served as a Director of Cambridge Management Consulting, the management consulting division of Cambridge Technology Partners, where he worked on Internet and e-Commerce initiatives. From June 1993 to January 1997, Mr. Palmer was a Director of IdeaScope Associates, a management consulting firm. Mr. Palmer holds a B.A. from the University of York and an M.A. in marketing management from the University of Lancaster.

     RICHARD MARCUS has served on our board of directors since December 1999. Mr. Marcus has been a Senior Advisor to the Peter J. Solomon Company, an independent investment banking firm, since 1997. From 1996 to 1997, Mr. Marcus was a partner in the Intersolve Group, a management services company that he founded. From 1995 to 1996, he was Chief Executive Officer of the Plaid Clothing Group. Mr. Marcus has more than 35 years of experience in the marketing and retailing field, 27 of which were spent at Neiman Marcus, where he was Chief Executive Officer from 1979 to 1988. Mr. Marcus holds a B.A. from Harvard College and is a graduate of the Advanced Management Program at Harvard University's Graduate School of Business Administration. Mr. Marcus is a director of the Zales Corporation, Michaels Stores, Fashionmall.com, and several private companies. Mr. Marcus's son, Charles Marcus, is our Vice President, Business Development.

     ROY BOSTOCK has served on our board of directors since September 1999. Mr. Bostock has been Chairman of BDM, Inc. since it was formed in February 2000 through the business combination of The MacManus Group with The Leo Group. Prior to the formation of BDM, Mr. Bostock served as Chairman and Chief Executive of MacManus, a position he held since 1990. Prior to then, Mr. Bostock held various positions at D'Arcy Masius Benton & Bowles, Inc. and its predecessor, Benton & Bowles. Mr. Bostock serves on the boards of BDM, Inc. and the Fuqua School of Business at Duke University and serves as a trustee or director of several business and charitable groups.

     CRAIG BROWN has served on our board of directors since September 1999. Mr. Brown has been President and Chief Operating Officer of BDM, Inc. since its formation in February 2000. Prior to the formation of BDM, Mr. Brown served as Vice Chairman, Chief Operating Officer and Chief Financial Officer of The MacManus Group, a position he held since 1996. Prior to his appointment, Mr. Brown held a variety of positions at D'Arcy Masius Benton & Bowles and its predecessor, D'Arcy MacManus Masius. Mr. Brown serves on the boards of BDM, Inc. and the Eli Broad School of Business at Michigan State University.

BOARD COMMITTEES

     The Board of Directors has a compensation committee, an audit committee and a nominating committee.

     Compensation Committee. The compensation committee reviews and approves the salary, stock option, benefits and other compensation of our Chief Executive Officer and our Chief Operating Officer. The current members of the compensation committee are Richard Marcus, Roy Bostock, and Craig Brown.

     Audit Committee. The audit committee, among other things, makes recommendations to the board of directors concerning the engagement of independent public accountants, monitors and reviews the quality and activities of our internal audit functions, and monitors the results of our operating and internal controls as reported by management and the independent public accountants. We currently have three vacancies on the audit committee.

     Nominating Committee. The nominating committee screens and nominates candidates for election to our board. We currently have no members on the nominating committee.

STAGGERED BOARD OF DIRECTORS

     The members of our board of directors are elected to three year terms. They are divided into three classes. Harry Schlough is a Class One Director and will next stand for election in 2001. Richard Marcus and Kelly Rodriques are Class Two Directors and will next stand for election in 2002. Roy Bostock and Craig Brown and Class Three Directors and will next stand for election in 2003.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between our board of directors or compensation committee and the board of directors or the compensation committee of any other company, nor has any such interlocking relationship existed in the past. None of the members of our compensation committee is currently, or has been at any time since our formation, one of our officers or employees.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; and

     - for any transaction from which the director derived an improper personal benefit.

     Our bylaws further provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We currently maintain liability insurance for our officers and directors.

     Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is being sought. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification.

DIRECTOR COMPENSATION

     One of our directors, Richard Marcus, will be compensated for his service on our board with a semi-annual grant of 2,000 stock options and a grant of an additional 1,500 stock options for each quarterly board meeting he attends, all of which will be fully vested on the date of the grant. None of our other directors receives specific compensation for his service as a director or for his service on any committee of the board of directors, but all directors are eligible to receive discretionary option grants or stock issuances under our stock option plans. We may, in the future, adopt a compensation plan for non-employee members of our board of directors. We reimburse members of the board of directors for their out-of-pocket expenses associated with their board participation.

EXECUTIVE COMPENSATION

     The following table sets forth, for the year ended December 31, 1999, all compensation of the Chief Executive Officer and each of our four other most highly compensated executive officers who earned more than $100,000 in 1999 and were serving as executive officers at the end of 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                     AWARDS
                                                                                  ------------
                                                            ANNUAL COMPENSATION    SECURITIES
                                                            -------------------    UNDERLYING
NAME                           PRINCIPAL POSITION            SALARY    BONUS(1)     OPTIONS
----                           ------------------           --------   --------   ------------
Kelly A. Rodriques...  Chairman and Chief Executive         $164,653   $56,250     1,210,000
                       Officer
Harry Schlough.......  President and Chief Operating         105,692    29,342     1,000,000
                       Officer
Kimberley              Chief Financial Officer               114,465    42,500       550,000
  Hardmeyer..........
  Vogel
Daniel Jones.........  Senior Vice President, Information     94,673    50,000            --
                         Technology
Derrick Palmer.......  Director of Strategy                 $ 87,125   $48,750            --

------------

(1) Reflects bonus amounts based on 1999 performance but paid in 2000. Beginning in December 1999, the employment agreements for Mr. Rodriques, Mr. Schlough and Ms. Vogel provide for a performance bonus of up to 50% of base pay. See "Management -- Employment Agreements."

                       OPTION GRANTS IN LAST FISCAL YEAR

     The table below sets forth each grant of stock options to our Chief Executive Officer and each of our four other most highly compensated executive officers for the year ended December 31, 1999.

                                            INDIVIDUAL GRANTS
                            --------------------------------------------------
                                           PERCENT OF                             POTENTIAL REALIZABLE
                                             TOTAL                               VALUE AT ASSUMED ANNUAL
                             NUMBER OF      OPTIONS                               RATES OF STOCK PRICE
                            SECURITIES     GRANTED TO   EXERCISE                 APPRECIATION FOR OPTION
                            UNDERLYING     EMPLOYEES    PRICE PER                        TERM(3)
                              OPTIONS      IN FISCAL      SHARE     EXPIRATION   -----------------------
NAME                        GRANTED (#)     YEAR(1)        (2)         DATE          5%          10%
----                        -----------    ----------   ---------   ----------   ----------   ----------
Kelly A. Rodriques........     100,000(4)     1.20%       $1.40        4/29/09    $109,760     $140,085
                             1,100,000(5)    13.24         2.26       11/15/09    $      0     $      0
                                10,000(4)     0.12         2.26       11/23/09    $      0     $      0
Harry Schlough............     200,000(6)     2.41         1.40        5/15/09    $219,520     $280,170
                               800,000(5)     9.63         2.26       11/15/09    $      0     $      0
Kimberley Hardmeyer
  Vogel...................      50,000(4)     0.60         1.40        5/15/09    $ 63,814     $ 70,042
                               500,000(7)     6.02         2.26       11/15/09    $      0     $      0
Daniel Jones..............          --          --           --             --          --           --
Derrick Palmer............          --          --           --             --          --           --

-------------------------

(1) Based on a total of 8,310,695 option shares granted to our employees, directors and consultants under our 1999 Novo Series A Common Stock Incentive Plan during fiscal 1999.

(2) The exercise price per share of each option was equal to the fair market value of our common stock on the date of grant as determined by our board of directors. The exercise price may be paid via cashless exercise, in cash, or in shares of our common stock valued at the full market value of the common stock on the exercise date.

(3) The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% annual appreciation is calculated by assuming that the fair market value on the date of grant appreciates at the indicated rate compounded annually for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term for the appreciated price.

(4) These options were fully vested on date of grant.

(5) These options vest in 36 equal monthly installments over a three-year period beginning November 15, 1999.

(6) These options vest as follows: 1/4 of the shares of our common stock underlying each option vests at the first anniversary of the option vesting date, and 1/36 of the remainder of the shares vests each month thereafter. The optionee is fully vested on the fourth anniversary of the vesting commencement date. The options are subject to accelerated vesting under certain circumstances.

(7) Fifty percent of these options vested on November 15, 1999. The remaining 50% vest in 36 equal monthly installments over a three-year period beginning November 15, 1999.

                         FISCAL YEAR END-OPTION VALUES

     The following table sets forth, for our Chief Executive Officer and each of our four other most highly compensated executive officers, the number and value of securities underlying options that were held by each executive officer as of December 31, 1999. No options were exercised by our executive officers in 1999.

                                                 NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                               OPTIONS AT DECEMBER 31,             AT DECEMBER 31,
                                                         1999                          1999(1)
                                             ----------------------------    ----------------------------
NAME                                         EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                         -----------    -------------    -----------    -------------
Kelly A. Rodriques.........................    140,555        1,069,445       $362,694       $2,416,946
Harry Schlough.............................     22,222          978,000         49,720        2,209,778
Kimberley Hardmeyer Vogel..................    394,944          275,056        892,573          621,627
Daniel Jones...............................
Derrick Palmer.............................     51,833           29,167       $117,143       $   65,917

-------------------------

(1) Based on a fair market value of our common stock at the end of 1999 of $2.26 per share.

EMPLOYMENT AGREEMENTS

     Effective December 21, 1999, we entered into an agreement to employ Kelly
A. Rodriques as our Chief Executive Officer. The agreement provides that Mr. Rodriques is entitled to receive a base salary of $260,000 per year and will be eligible to receive an annual performance bonus of up to 50% of his base salary based upon his and our performance.The goals for 2000 have not yet been established. In addition, Mr. Rodriques was granted options to purchase an additional 1,100,000 shares of our common stock.

     Effective December 21, 1999, we entered into an agreement to employ Harry Schlough as our President and Chief Operating Officer. The agreement provides that Mr. Schlough is entitled to receive a base salary of $220,000 per year and will be eligible to receive an annual performance bonus of up to 50% of his base salary based upon his and our performance. We anticipate that the annual bonus will be a minimum of fifty percent of Mr. Schlough's base salary if we and Mr. Schlough achieve performance goals to be established by our board of directors. The goals for 2000 have not yet been established. In addition, Mr. Schlough was granted an option to acquire an additional 800,000 shares of our common stock.

     Effective December 21, 1999, we entered into an agreement to employ Kimberley Hardmeyer Vogel as our Chief Financial Officer. The agreement entitles Ms. Vogel to a base salary of $210,000 per year and makes her eligible to receive an annual performance bonus of up to 50% of her base salary based upon her and our performance, as determined by the standards applied to all of our officers. The goals for 2000 have not yet been established. In addition, Ms. Vogel was granted options to purchase an additional 500,000 shares of our common stock.

     In September 1999, we entered into an agreement to employ Diana Wilson Todd as our Executive Vice President, Delivery. The agreement entitles Ms. Wilson Todd to a base salary of $160,000 per year and makes her eligible to receive a 25% annual performance bonus based upon our performance. In addition, Ms. Wilson Todd was granted an option to acquire an additional 320,000 shares of our common stock.

     In September 1999, we entered into an agreement to employ Andrew Sievers as our Vice President and General Manager of our New York operations. The agreement entitles Mr. Sievers to receive a base salary of $150,000 per year and makes him eligible to receive a 25% annual performance bonus based upon our performance and uniform standards applied to all of our vice presidents. The goals for 2000 have not yet been established. In addition, Mr. Sievers was granted an option to acquire an additional 100,000 shares of our common stock, and he received cost reimbursements of $10,000 and a signing bonus of $40,000.

     Under the terms of all of these employment agreements, either party may terminate the employment agreement for any reason upon written notice. If we terminate for cause or the employee voluntarily resigns employment, that employee will receive salary, benefits and bonus earned through the date of termination and health benefits for an additional 24 months.

     If terminated without cause, Mr. Rodriques, Mr. Schlough and Ms. Vogel, in addition to the terms set forth above:

     - will receive a severance payment equal to 12 months' salary; and

     - will vest in any stock options which would have vested within the 12-month period following termination.

     If terminated without cause, Mr. Sievers and Ms. Wilson Todd will receive a severance payment equal to 6 months' salary.

     These employment agreements also will terminate upon the death or permanent disability of the employee. If the termination is due to death or permanent disability, the employee or that employee's estate will be entitled to salary and bonuses earned through the date of termination and a severance payment. Mr. Rodriques, Mr. Schlough and Ms. Vogel will receive a severance payment equal to 12 months' salary and Ms. Wilson Todd and Mr. Sievers will receive a severance payment equal to 6 months' salary.

     Mr. Rodriques, Mr. Schlough and Ms. Vogel are entitled to full acceleration of the vesting provisions governing any of their stock or options to purchase stock if we enter into a merger or consolidation or sell, transfer or otherwise dispose of all or substantially all of our assets.

EMPLOYEE BENEFIT PLANS

  1999 Novo Series A Common Stock Incentive Plan

     Our 1999 Novo Series A Common Stock Incentive Plan was approved by the board in June 1999 and approved by the stockholders in August 1999. The plan allows us to:

     - grant incentive stock options;

     - grant non-qualified stock options; and

     - grant any other security whose value derives from the value of our common stock.

More specifically, the plan authorizes the issuance of an aggregate of 7,500,000 shares of common stock. Grants under the plan may be made to employees, non-employee directors and consultants who contribute to our management, growth and profitability.

     A committee of the board of directors or, if no such committee is formed, the board of directors, administers the plan, which includes determining the participants in the plan, the number of shares of common stock to be covered by each option, and the terms and conditions of options, amending the terms of options subject to certain limitations, and interpreting the terms of the plan. Under the plan, the exercise price of vested options may be delivered to us by check, cash, a promissory note in a form acceptable to the board or board committee, a surrender of shares, or any other instrument acceptable to the board or board committee.

     If we merge or consolidate, sell all or substantially all of our assets, or engage in a reverse merger in which existing option awards will not be assumed by the successor corporation, any unexercised options will terminate and we will repurchase any restricted stock at the original exercise price paid per share.

  1998 Novo Series B Common Stock Incentive Plan

     Our 1998 Novo Series B Common Stock Incentive Plan was adopted by the board in June 1998 and approved by the stockholders in June 1999. The plan allows us to:

     - grant incentive stock options;

     - grant non-qualified stock options; and

     - grant any other security whose value derives from the value of our common stock.

More specifically, the plan authorizes the issuance of an aggregate of 1,600,000 shares of common stock. Grants under the plan may be made to employees, non-employee directors and consultants who contribute to our management, growth and profitability.

     A committee of the board of directors or, if no such committee is formed, the board of directors, administers the plan, which includes determining the participants in the plan, the number of shares of common stock to be covered by each option, and the terms and conditions of options, amending the terms of options subject to certain limitations, and interpreting the terms of the plan. Under the plan, the exercise price of vested options may be delivered to us by check, cash, a promissory note in a form acceptable to the board or board committee, a surrender of shares, or any other instrument acceptable to the board or board committee.

     If we merge or consolidate, sell all or substantially all of our assets, or engage in a reverse merger in which existing option awards will not be assumed by the successor corporation, any unexercised options, other than any held by Kelly Rodriques, Harry Schlough or Kimberley Vogel, will terminate and we will repurchase any restricted stock at the original exercise price paid per share.

     No more stock will be issued under the 1998 Novo Series B Stock Incentive Plan.

  Ironlight Digital Corporation 1997 Stock Incentive Plan

     In 1998, we acquired Ironlight Digital Corporation. In connection with that acquisition, we assumed the Ironlight Digital Corporation 1997 Stock Incentive Plan. As assumed by us, that plan covers:

     - the issuance of shares of common stock;

     - the grant of incentive stock options;

     - the grant of non-qualified stock options; and

     - the grant of any other security whose value derives from the value of common stock.

     The plan authorizes the issuance of an aggregate of approximately 55,904 shares of our common stock. Since the acquisition of Ironlight, we have not authorized any new awards under the plan and do not anticipate doing so.

  401(k) Plan

     In 1998, we established a defined contribution plan authorized under
Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by the lesser of 25%, decreased by amounts contributed in the form of matching contribution, if any, of eligible compensation, or $10,500, the statutorily prescribed annual limit in 2000, and have the amount of reduction contributed to the 401(k) plan. The 401(k) plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions by employees to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that we can deduct the contributions by employees when made. We may make matching or additional contributions to the 401(k) plan, in amounts to be determined annually by the board. We did not contribute to the 401(k) plan in 1998 or 1999.

                              CERTAIN TRANSACTIONS

     In September 1999, we redeemed 326,551 shares of our Series A common stock held by Kelly Rodriques, our chairman and chief executive officer, at a per-share price of $2.26.

     On August 26, 1998, we issued a convertible promissory note to Mr. Rodriques in the principal amount of $50,000, with an interest rate of 8% per year. On November 26, 1998, Mr. Rodriques converted the note into 44,602 shares of our Series A common stock.

     On January 16, 1998 we issued a promissory note to Mr. Rodriques in the principal amount of $0.2 million, with an interest rate of 8% per year. On April 5, 1998, the note was cancelled in exchange for our authorizing Mr. Rodriques to exercise 386,000 shares of Series A common stock at a purchase price of $0.50 per share.

     In March 2000, we entered into a referral agreement with BDM, the parent company of our largest shareholder. Under this agreement, BDM will use its best efforts to refer clients that will generate at least $30 million of total revenues for us during the three-year period ending December 31, 2002. If these referral revenues do not meet this threshold, BDM will pay us 15% of the difference between $30 million and the revenues generated. BDM has the right to terminate the agreement if it ceases to have two representatives on our board under certain circumstances. Immediately prior to this offering, approximately 65.08% of the outstanding shares of our capital stock is owned by The MacManus Group and N.W. Ayer Communications, Inc., subsidiaries of BDM, Inc., along with certain employees of MacManus and its affiliates.

     On August 31, 1999, we acquired all of the outstanding stock of Blue Marble ACG, Ltd. from The MacManus Group, Inc., our major shareholder, in exchange for 13,503,460 shares of our Series C common stock and 3,551,033 shares of our Series A preferred stock. We received additional consideration of $10.0 million for our Series A preferred stock. The aggregate fair value of the acquisition was approximately $30.6 million (including acquisition costs of $0.1 million).

     In connection with our acquisition of Blue Marble, N.W. Ayer
Communications, Inc., a subsidiary of The MacManus Group, acquired 13,503,460 of our shares of common stock. In January 2000, N.W. Ayer sold 4,225,000 of its shares to certain employees of MacManus and its affiliates.

     We lease facilities from MacManus. For the year ended December 31,1999, we paid $0.5 million in rent to MacManus. MacManus also performs management services for us. For the year ended December 31, 1999, we paid $0.4 million related to these services.

     On May 1, 1999, we issued 100,000 shares to Harry Schlough, our President and Chief Operating Officer, as a hiring bonus. The $0.1 million fair value of these shares was recognized as compensation expense for the year ended December 31, 1999.

     On August 28, 1996 and September 27, 1996, respectively, we issued convertible promissory notes in the aggregate principal amount of $0.2 million, with an interest rate of 8% per year, to Harry Schlough. On June 30, 1997 and February 25, 1998, we issued Mr. Schlough an aggregate of 183,251 shares of Series A common stock in connection with the conversion of the promissory notes.

     On February 29, 2000, in exchange for a cash loan, Kimberly Hardmeyer Vogel, our Chief Financial Officer, issued us a partial recourse secured promissory note in the principal amount of $0.1 million, with an interest rate at or equal to the applicable federal rate.

     On September 28, 1998, we issued 231,928 shares of Series A common stock to one of the founders of Ironlight Digital for $0.3 million.

     On August 31, 1998, we issued 231,928 shares of Series A common stock to Anthony Westreich, a significant shareholder of ours, for $0.3 million.

     As of May 14, 1998, we issued to Stanley Westreich, the father of Anthony Westreich, 1,577,209 shares of our Series B common stock in exchange for a promissory note owed him by Ironlight Digital Corporation. Three persons, including, Anthony Westreich, each hold the right to purchase up to

277,058 shares from Stanley Westreich. On January 19, 1999, Stanley Westreich sold 746,034 shares of Series B common stock to Anthony Westreich.

     From March 20, 1998 to August 26, 1998, we issued convertible promissory notes in the aggregate principal amount of $0.4 million, with an interest rate of 8% per year, to Anthony Westreich. From November 21, 1998 to December 16, 1998, Mr. Westreich converted the notes and accrued interest into 361,627 shares of our Series A common stock.

     From February 11, 1998 to July 31, 1998, Ironlight Digital issued convertible promissory notes in the aggregate principal amount of $2 million, with an interest rate of 8% per year, to Anthony Westreich. We assumed these promissory notes in connection with our merger with Ironlight Digital. From November 30, 1998 to December 13, 1998, Mr. Westreich converted the notes and accrued interest into 200,594 shares of our Series A common stock.

     On May 14, 1998, we issued 1,579,303 and 3,670,850 shares of Series A and Series B common stock, respectively, to Ironlight Digital shareholders in exchange for all outstanding common stock of Ironlight Digital. One of the recipients of the Series A common stock transferred some of these shares as follows: 17,419 shares were transferred to Anthony Westreich on August 31, 1998 for approximately $20,000 and 50,000 shares were transferred to Kelly Rodriques on December 15, 1998 for $57,000.

     Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. Such agreements may require us, among other things, to indemnify our officers and directors (other than for liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See
"Management -- Indemnification of Directors and Executive Officers and Limitations of Liability."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our capital stock as of December 31, 1999 and the sale of common stock offered hereby. The information is provided with respect to:

     - each person who is known to us to own beneficially more than 5% of the outstanding shares of our capital stock;

     - each of our directors;

     - our Chief Executive Officer and each of our four other most highly compensated executive officers for the year ended December 31, 1999;

     - each of our executive officers; and

     - all of our directors and executive officers as a group.

     Except as otherwise indicated by footnote, and subject to community property laws where applicable, the named person has sole voting and investment power with respect to all of the shares of capital stock shown as beneficially owned. An asterisk indicates beneficial ownership of less than 1% of the capital stock outstanding.

                                                             PERCENTAGE BENEFICIALLY OWNED(1)
                                                           -------------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER    NUMBER OF SHARES   PRIOR TO OFFERING   AFTER OFFERING(2)
------------------------------------    ----------------   -----------------   -----------------
Kelly A. Rodriques....................         2,304,664          7.77%
Harry Schlough........................           349,917          1.19%             *
Kimberley H. Vogel....................           416,332          1.41%             *
Diana Wilson Todd.....................                 0        *                   *
Andrew Sievers........................                 0        *                   *
George Johnson, Jr....................             2,031        *                   *
Jeff Lupinacci........................                 0        *                   *
Charles Marcus........................             3,489        *                   *
Megan O'Connor........................                 0        *                   *
Harry Paynter.........................                 0        *                   *
Erica Pearson.........................                 0        *                   *
Dan Jones.............................           200,894        *                   *
Derrick Palmer........................            54,732        *                   *
Richard Marcus........................                 0        *                   *
Roy Bostock(3)........................        17,054,493          57.9%             *
Craig Brown(3)........................        17,054,493          57.9%             *
All executive officers and directors
  as a group (15 persons).............
The MacManus Group(3).................        17,054,493          57.9
  1675 Broadway
  New York, NY 10019
Anthony Westreich(4)..................         5,709,000         19.66%
  58 Hill Street
  Mill Valley, CA 94941

-------------------------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. We have 29,453,487 shares of capital stock outstanding. Shares of common stock subject to options, warrants or other rights to purchase which are currently exercisable or are exercisable within 60 days after December 31, 1999 are deemed outstanding for purposes of computing the percentage ownership of the persons holding such options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The address of each of the directors and executive officers named in the table is c/o Novo Group, Inc., 222 Sutter Street, 6th Floor, San Francisco, California 94108.

(2) The percentages shown assume that the underwriters' option to purchase up to
    an additional      shares of common stock is not exercised.

(3) Includes 13,503,460 shares held by N.W. Ayer Communications, Inc., a subsidiary of The MacManus Group, and 3,551,033 shares held by MacManus. Messrs. Bostock and Brown are directors and officers of MacManus. Messrs. Bostock and Brown have disclaimed beneficial ownership of all shares held by MacManus and N.W. Ayer.

(4) Includes an option to purchase 277,058 shares currently held by Stanley Westreich.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 260 million shares of common stock, $0.0001 par value, and 40 million shares of preferred stock, $0.0001 par value. As of December 31, 1999, 25,902,456 shares of common stock were issued and outstanding, and 3,551,033 shares of preferred stock were issued and outstanding. As of December 31, 1999, we had 85 stockholders.

     The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation to be effective after the closing of this offering, our bylaws and the provisions of applicable Delaware law.

COMMON STOCK

     Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders.

     Subject to the preferences to which holders of any shares of preferred stock issued may be entitled, holders of our common stock are entitled to receive ratably dividends and other distributions, if any, that our board of directors may, from time to time, declare out of funds legally available therefor. We have not declared any dividends to date. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in any of our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

     Holders of common stock have no preemptive or conversion rights or other subscription rights, nor are there any redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that we may designate in the future.

PREFERRED STOCK

     The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time, to fix or alter the rights, preferences and privileges, including voting rights, conversion rights, dividend rights, redemption privileges and liquidation preferences of any wholly unissued series of preferred stock. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any such preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

     We have adopted provisions in our amended and restated certificate of incorporation and in our amended and restated bylaws that do the following:

     - eliminate the right of stockholders to call a special meeting of stockholders or bring matters before a special meeting of stockholders;

     - require stockholders to give us advance notice of intent to nominate directors or bring matters before an annual meeting of stockholders;

     - eliminate the ability of stockholders to take action by written consent;

     - stagger the terms of our board of directors into three classes so that only one-third of the directors are elected each year, and effectively provide that directors may not be removed from office other than for cause;

     - provide that vacancies on the board of directors resulting from increases in the size of the board of directors or from death, resignation, retirement or removal may only be filled by the board of directors; and

     - permit the board of directors to create one or more series of preferred stock and to issue the preferred shares once the shares have been designated.

     These provisions could adversely affect the rights of the holders of our common stock by delaying, deferring or preventing a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

  Delaware Takeover Statute

     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder, unless:

     - prior to the date the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; and

     - on or subsequent to the date the stockholder became interested, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

     - subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

     - any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series beneficially owned by the interested stockholder; and

     - the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

     The MacManus Group, which holds, in the aggregate,           % of the
outstanding shares of our capital stock after the offering will be entitled to demand registration rights with respect to the registration of our shares under the Securities Act of 1933, as amended. In addition, in the event that we propose to register any of our securities under the Securities Act, these holders are entitled to receive notice of such registration and, subject to certain limitations, include their shares therein. Under the terms of our Investors' Rights Agreement dated August 31, 1999, we are not required to effect more than three demand registrations. The registration rights expire on the earlier of fifth anniversary of the date on which our registration statement is declared effective by the Securities and Exchange Commission or, as to a specific holder, the date as of which all of that holder's shares can be sold within a three-month period under Rule 144.

     At any time after we become eligible to file a registration statement on Form S-3, these stockholders may require us to file an unlimited number of registration statements on Form S-3 with respect to their shares of common stock, provided that we are not required to effect more than one registration statement in any 12-month period.

     Each of the foregoing registration rights is subject to certain conditions and limitations, among them the right of the underwriters in any underwritten offering to limit the number of shares of common stock held by stockholders with registration rights to be included in registration statement. We are generally required to bear all expenses associated with the registration statements, except underwriting discounts and commissions, as well as to indemnify the holders of such registration rights, subject to certain limitations.

NASDAQ NATIONAL MARKET LISTING

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "NOVO."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is
                    .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering (assuming no exercise of the underwriters'
overallotment option), we will have           shares of common stock, assuming
no exercise of options or warrants. Of these shares, the           shares sold
in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

LOCK-UP AGREEMENTS

     Approximately             of our shares, or   %, of common stock upon
completion of this offering are restricted from re-sale pursuant to lock-up agreements or similar arrangements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. Beginning 180 days after the date of this prospectus, or earlier with the consent of Salomon Smith Barney Inc., these restricted shares will become available for sale in the public market, subject to certain limitations of Rule 144 of the Securities Act.

SALES OF RESTRICTED SHARES

     Approximately 24,047,526 shares of common stock are deemed restricted shares under Rule 144. In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our common stock
(approximately           shares after giving effect to this offering) and the
average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares.

OPTIONS

     As of December 31, 1999, options to purchase a total of           shares of
common stock pursuant to the 1998 NOVO Series B common stock Incentive Plan were
exercisable, as were options to purchase a total of           shares of common
stock pursuant to the 1999 NOVO Series A common stock Incentive Plan. An additional 121,441 shares of common stock were reserved as of December 31, 1999 for future option grants or direct issuances under the 1998 NOVO Series B common stock Incentive Plan, as were 21,062 shares of common stock under the 1999 NOVO Series A common stock Incentive Plan. See "Management -- Stock Plan" and Note 10 of notes to Consolidated Financial Statements.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                                NUMBER
NAME                                                           OF SHARES
----                                                           ---------
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc. ...................................
SG Cowen Securities Corporation.............................
Friedman, Billings, Ramsey & Co., Inc. .....................
                                                               --------
          Total.............................................
                                                               ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc., SG Cowen Securities Corporation and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $     per share. The underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to           additional shares of
common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     Our officers and directors and certain other stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lockup agreements at any time without notice.

     The underwriters have reserved for sale, at the initial public offering price, up to 10% of our common shares for customers, directors, employees and other persons associated with us who have expressed an interest in purchasing common shares in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, current financial condition, future prospects, markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common stock will develop and continue after this offering.

     We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "NOVO."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                     PAID BY NOVO
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................   $              $
Total.......................................................   $              $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     We estimate that our portion of the total expenses of this offering will be
$     .

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered will be passed upon for us by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, San Francisco, California, which has acted as our counsel in connection with this offering. Certain legal matters in connection with this offering will be passed upon by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of Novo Group, Inc. included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Blue Marble Advanced Communications Group, LTD. included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We filed a registration statement on Form S-1 with respect to this offering of common stock with the Securities and Exchange Commission. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file reports and other information with the Securities and Exchange Commission. Copies of the registration statement as well as our reports and other information we file with the Securities and Exchange Commission may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the registration statement and our publicly filed reports can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed fees. Please call the Securities and Exchange commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our filings are also available to the public at the Securities and Exchange Commission's website at http://www.sec.gov.

                       INDEX TO THE FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
                         NOVO GROUP, INC.

Independent Auditors' Report................................    F-2
Consolidated Balance Sheets.................................    F-3
Consolidated Statements of Operations.......................    F-4
Consolidated Statements of Stockholders' Equity.............    F-5
Consolidated Statements of Cash Flows.......................    F-6
Notes to the Consolidated Financial Statements..............    F-7
          BLUE MARBLE ADVANCED COMMUNICATIONS GROUP, LTD.

Independent Auditors' Report................................   F-19
Balance Sheets..............................................   F-20
Statements of Operations....................................   F-21
Statements of Stockholders' Deficit.........................   F-22
Statements of Cash Flows....................................   F-23
Notes to the Financial Statements...........................   F-24

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Novo Group, Inc.

     We have audited the accompanying consolidated balance sheets of Novo Group, Inc. and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Novo Group, Inc. and its subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

    /s/ DELOITTE & TOUCHE LLP
------------------------------------

San Francisco, California
March 3, 2000

                                NOVO GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                                    PRO FORMA
                                                                                  SHAREHOLDERS'
                                                                DECEMBER 31,      EQUITY AS OF
                                                              -----------------   DECEMBER 31,
                                                               1998      1999         1999
                                                              -------   -------   -------------
                                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $    17   $ 2,866
  Investments...............................................       --     9,543
  Accounts receivable, net of allowance for doubtful
     accounts of $20 and $533 in 1998 and 1999,
     respectively...........................................      509     5,182
  Unbilled accounts receivable..............................       --       373
  Other.....................................................       13       237
                                                              -------   -------
          Total current assets..............................      539    18,201
Property and equipment, net.................................      862       892
Goodwill and other intangible assets, net...................       --    27,589
Other assets................................................       24       139
                                                              -------   -------
          Total assets......................................  $ 1,425   $46,821
                                                              =======   =======
                             LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Accounts payable..........................................  $   430   $ 1,359
  Accrued compensation and benefits.........................       16       496
  Advances from MacManus Group..............................       --     3,145
  Customer advances.........................................       --     1,614
  Deferred revenue..........................................       --     1,301
  Other.....................................................      236       129
                                                              -------   -------
          Total current liabilities.........................      682     8,044
                                                              -------   -------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Convertible preferred stock, $0.0001 par value, 40,000,000 shares authorized -- Series A, 4,000,000 shares
     designated; 3,551,033 shares issued and outstanding in
     1999 (none pro forma) (aggregate liquidation preference
     $10,000)...............................................       --    10,000      $    --
  Common stock, $0.0001 par value, 260,000,000 shares
     authorized: Series A, 150,000,000 shares designated;
     8,628,059 and 8,560,509 shares issued and outstanding
     in 1998 and 1999, respectively (29,453,487 shares pro
     forma).................................................    3,501     3,599       47,505
  Series B, 20,000,000 shares designated; 3,701,451 and
     3,838,485 shares issued and outstanding in 1998 and
     1999, respectively (none pro forma)....................    3,238     3,388           --
  Series C, 30,000,000 shares designated; 13,503,460 shares
     issued and outstanding in 1999 (none pro forma)........       --    30,518           --
  Deferred stock compensation...............................      (52)       (2)          (2)
  Accumulated other comprehensive loss, net.................       --       (65)         (65)
  Accumulated deficit.......................................   (5,944)   (8,661)      (8,661)
                                                              -------   -------      -------
          Total stockholders' equity........................      743    38,777      $38,777
                                                                -----     -----        -----
                                                                                       -----
          Total liabilities and stockholders' equity........  $ 1,425   $46,821
                                                              =======   =======

              See notes to the consolidated financial statements.

                                NOVO GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1997      1998      1999
                                                              -------   -------   -------
Revenue.....................................................  $ 3,835   $ 4,416   $13,735
Cost of revenue.............................................    2,974     2,691     6,428
                                                              -------   -------   -------
Gross profit................................................      861     1,725     7,307
                                                              -------   -------   -------
Operating expenses:
  Sales and marketing expenses..............................      546       382       926
  General and administrative expenses.......................    2,214     1,978     6,137
  Amortization of goodwill and other intangibles............       --        --     3,458
                                                              -------   -------   -------
          Total operating expenses..........................    2,760     2,360    10,521
                                                              -------   -------   -------
Loss from operations........................................   (1,899)     (635)   (3,214)
Other expense (income), net.................................      168        65      (271)
Gain on sale of internet service provider business..........       --        --    (1,126)
                                                              -------   -------   -------
Loss before income taxes....................................   (2,067)     (700)   (1,817)
Income taxes................................................        3         3        23
                                                              -------   -------   -------
Net loss....................................................   (2,070)     (703)   (1,840)
Unrealized loss on investments..............................       --        --       (65)
                                                              -------   -------   -------
Comprehensive loss..........................................  $(2,070)  $  (703)  $(1,905)
                                                              =======   =======   =======
Basic and diluted net loss per common share.................  $ (0.31)  $ (0.07)  $ (0.11)
                                                              =======   =======   =======
Shares used in basic and diluted net loss per common
  share.....................................................    6,590    10,196    16,985
                                                              =======   =======   =======
Unaudited pro forma basic and diluted net loss per common
  share (Note 1)............................................                      $ (0.10)
                                                                                  =======
Unaudited shares used in pro forma basic and diluted net
  loss per common share (Note 1)............................                       18,169
                                                                                  =======

              See notes to the consolidated financial statements.

                                NOVO GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     PREFERRED STOCK                              COMMON STOCK
                                   -------------------   --------------------------------------------------------------
                                        SERIES A              SERIES A             SERIES B              SERIES C
                                   -------------------   ------------------   ------------------   --------------------
                                    SHARES     AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT     SHARES     AMOUNT
                                   ---------   -------   ---------   ------   ---------   ------   ----------   -------
Balances, January 1, 1997........         --   $   --    4,235,621   $ 526    2,093,640   $  --            --   $   --
Issuance of common stock for                                95,956      48
  cash...........................
Issuance of common stock upon                              221,321     292
  conversion of promissory
  notes..........................
Exercise of common stock                                   200,000     100
  options........................
Compensatory stock                                                     219
  arrangements...................
Amortization of deferred stock
  compensation...................
Net loss.........................
                                   ---------   -------   ---------   ------   ---------   ------   ----------   -------
Balances, December 31, 1997......         --       --    4,752,898   1,185    2,093,640      --            --       --
Issuance of common stock for                                82,413      12
  services.......................
Issuance of common stock upon                            1,155,000   1,379    1,577,209   3,223
  conversion of promissory
  notes..........................
Exercise of common stock options                         2,462,748     360       30,602      15
  and warrants...................
Common stock issued in repayment                           175,000     257
  of debt........................
Compensatory stock                                                     308
  arrangements...................
Amortization of deferred stock
  compensation...................
Net loss.........................
                                   ---------   -------   ---------   ------   ---------   ------   ----------   -------
Balances, December 31, 1998......         --       --    8,628,059   3,501    3,701,451   3,238            --       --
Issuance of preferred stock for    3,551,033   10,000
  cash...........................
Exercise of common stock options                           331,003     162       58,811      10
  and warrants...................
Common stock repurchased.........                         (398,553)    (64)     (21,777)     --
Common stock issued for Blue                                                                       13,503,460   30,518
  Marble
  acquisition....................
Compensatory stock                                                              100,000     140
  arrangements...................
Unrealized loss on securities....
Amortization of deferred stock
  compensation...................
Net loss.........................
                                   ---------   -------   ---------   ------   ---------   ------   ----------   -------
Balances, December 31, 1999......  3,551,033   $10,000   8,560,509   $3,599   3,838,485   $3,388   13,503,460   $30,518
                                   =========   =======   =========   ======   =========   ======   ==========   =======


                                                   ACCUMULATED
                                                      OTHER
                                     DEFERRED     COMPREHENSIVE   ACCUMULATED
                                   COMPENSATION       LOSS          DEFICIT      TOTAL
                                   ------------   -------------   -----------   -------
Balances, January 1, 1997........     $ (73)          $ --          $(3,171)    $(2,718)
Issuance of common stock for                                                         48
  cash...........................
Issuance of common stock upon                                                       292
  conversion of promissory
  notes..........................
Exercise of common stock                                                            100
  options........................
Compensatory stock                     (139)                                         80
  arrangements...................
Amortization of deferred stock          161                                         161
  compensation...................
Net loss.........................                                    (2,070)     (2,070)
                                      -----           ----          -------     -------
Balances, December 31, 1997......       (51)            --           (5,241)     (4,107)
Issuance of common stock for                                                         12
  services.......................
Issuance of common stock upon                                                     4,602
  conversion of promissory
  notes..........................
Exercise of common stock options                                                    375
  and warrants...................
Common stock issued in repayment                                                    257
  of debt........................
Compensatory stock                      (30)                                        278
  arrangements...................
Amortization of deferred stock           29                                          29
  compensation...................
Net loss.........................                                      (703)       (703)
                                      -----           ----          -------     -------
Balances, December 31, 1998......       (52)            --           (5,944)        743
Issuance of preferred stock for                                                  10,000
  cash...........................
Exercise of common stock options                                                    172
  and warrants...................
Common stock repurchased.........                                      (877)       (941)
Common stock issued for Blue                                                     30,518
  Marble
  acquisition....................
Compensatory stock                                                                  140
  arrangements...................
Unrealized loss on securities....                      (65)                         (65)
Amortization of deferred stock           50                                          50
  compensation...................
Net loss.........................                                    (1,840)     (1,840)
                                      -----           ----          -------     -------
Balances, December 31, 1999......     $  (2)          $(65)         $(8,661)    $38,777
                                      =====           ====          =======     =======

              See notes to the consolidated financial statements.

                                NOVO GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1997      1998      1999
                                                              -------   ------   --------
Cash flows from operating activities:
  Net loss..................................................  $(2,070)  $ (703)  $ (1,840)
  Adjustments to reconcile net loss to net cash (used in)
     provided by operating activities:
     Depreciation and amortization..........................      296      246      3,712
     Stock based compensation expense.......................      240      307        190
     Common stock issued for services.......................       --       57         --
     Gain on sale of investments............................       --       --        (73)
     Provision for doubtful accounts........................       20       --        513
     Gain on sale of internet service provider business.....       --       --     (1,126)
     Common stock issued for interest.......................       --      271         --
     Changes in assets and liabilities:
       Accounts receivable..................................     (361)     (43)     1,286
       Unbilled accounts receivable.........................       --       --        399
       Other current assets.................................      (32)      19       (238)
       Other assets.........................................       87       25       (111)
       Accounts payable.....................................     (189)    (202)       175
       Accrued compensation and benefits....................       --     (454)       301
       Advances from MacManus Group.........................       --       --     (1,210)
       Customer advances....................................       --       --       (559)
       Deferred income......................................       --       --        912
       Other current liabilities............................      157     (250)        73
                                                              -------   ------   --------
          Net cash (used in) provided by operating
            activities......................................   (1,852)    (727)     2,404
                                                              -------   ------   --------
Cash flows used in investing activities:
  Purchases of investments..................................       --       --     (8,873)
  Sales of investments......................................       --       --        664
  Purchases of property and equipment.......................     (583)    (179)      (484)
  Acquisition of Blue Marble, net of cash acquired..........       --       --        (93)
                                                              -------   ------   --------
          Net cash used in investing activities.............     (583)    (179)    (8,786)
                                                              -------   ------   --------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................      148      137        172
  Proceeds from issuance of preferred stock.................       --       --     10,000
  Proceeds from issuance of convertible promissory notes....    2,181      865         --
  Principal payments on notes payable.......................       --     (120)        --
  Cash paid for common stock repurchased....................       --       --       (941)
                                                              -------   ------   --------
          Net cash provided by financing activities.........    2,329      882      9,231
                                                              -------   ------   --------
Net (decrease) increase in cash and cash equivalents........     (106)     (24)     2,849
Cash and cash equivalents, beginning of year................      147       41         17
                                                              -------   ------   --------
Cash and cash equivalents, end of year......................  $    41   $   17   $  2,866
                                                              =======   ======   ========
Supplemental disclosures of cash flow information --
  Cash paid for interest....................................  $    --   $   57   $     --
                                                              =======   ======   ========
Noncash financing and investing activities:
  Issuance of common stock for notes payable................  $   292   $4,523   $     --
                                                              =======   ======   ========
  Unrealized loss on investments............................  $    --   $   --   $     65
                                                              =======   ======   ========
  Series C common stock issued for Blue Marble
     acquisition............................................  $    --   $   --   $ 30,518
                                                              =======   ======   ========
  Investments received from sale of internet service
     provider business......................................  $    --   $   --   $  1,327
                                                              =======   ======   ========

              See notes to the consolidated financial statements.

                                NOVO GROUP, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Novo Group, Inc. and subsidiary, formerly Novo MediaGroup, Inc., ("Novo" or the "Company") provide digital commerce solutions in the growing internet professional services industry. Novo works with clients to architect, design, engineer and deploy businesses online.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Inter-company accounts and transactions are eliminated.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash equivalents consisted of money market funds and highly liquid investments with maturities of three months or less at the time of acquisition.

     Investments -- The Company's investments in certain debt and equity securities are categorized as available for sale securities as defined by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

     Accounts Receivable -- To reduce credit risk with respect to accounts receivable, the Company performs ongoing evaluations of customers' financial conditions and maintains allowances for potential credit losses. The Company maintains an allowance for uncollectible accounts receivable based on expected collectibility of specific accounts receivable.

     Property and Equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Amortization on leasehold improvements is calculated using the straight-line method over the estimated useful lives of the improvements or the remaining life of the lease, whichever is shorter.

     Estimated useful lives are as follows:

Computer equipment and software...........................  3-5 years
Furniture, fixtures and office equipment..................  3-7 years
Leasehold improvements....................................    5 years

     Intangible Assets -- Intangible assets are related to the Blue Marble acquisition as described in Note 2. Amortization is recorded on the straight-line basis over a period of three years.

     Customer Advances -- Customer advances represent prepayments for purchased media.

     Revenue Recognition -- The Company derives its revenues from service agreements. Revenues pursuant to time and materials contracts are generally recognized as services are performed. Revenues pursuant to fixed-fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenues exclude reimbursable expenses charged to and collected from clients.

     Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses become probable and can be reasonably estimated. Unbilled fees and services on contracts are comprised of costs plus fees on certain contracts in excess of

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

contractual billings on such contracts. Advanced billings and billings in excess of costs plus fees are classified as deferred revenue.

     Concentration of Credit Risk -- Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash, cash equivalents, investments and accounts receivable. The Company's cash equivalents generally consist of money market funds with financial institutions.

     Fair Value of Financial Instruments -- The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other liabilities, approximate fair value as of December 31, 1997, 1998 and 1999 because of the relatively short maturity of these instruments.

     Advertising Expense -- All costs related to marketing and advertising the Company's services are charged to operations in the periods incurred.

     Income Taxes -- Deferred tax liabilities are recognized for future taxable amounts, and deferred tax assets are recognized for future deductions, net of a valuation allowance to reduce net deferred tax assets to amounts that are more likely than not to be realized.

     Stock-Based Compensation -- The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation is recognized for employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at date of grant. If the exercise price is less than the market value at the date of grant, the difference is recognized as deferred compensation expense which is amortized over the vesting period of the options. The Company accounts for stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation and Emerging Issues Task Force Issue No. 96-18 under the fair value based method.

     Impairment of Long-Lived Assets -- The Company evaluates its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Loss per Common Share -- Basic loss per common share excludes dilution and is computed by dividing loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive.

     Unaudited Pro Forma Net Loss per Common Share -- Pro forma basic and diluted loss per common share is computed by dividing loss attributable to common stockholders by the weighted average number of common shares outstanding for the period and the weighted average number of common shares resulting from the assumed conversion of outstanding shares of Series A preferred stock.

     Unaudited Pro forma Stockholders' Equity -- The unaudited pro forma balance sheet presents the Company's balance sheet as if the following had occurred at December 31, 1999: (i) the conversion of

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

each share of Series B and C common stock to one share of Series A common stock and (ii) the conversion of each share of preferred stock to one share of Series A common stock upon the closing of the initial public offering contemplated by the Company. Estimated proceeds from the common shares to be issued as a result of such initial public offering are excluded.

     Comprehensive Income -- During fiscal 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources. For fiscal 1997 and 1998, comprehensive loss was equal to the Company's net loss.

     Recently Issued Accounting Standard -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe adoption of this statement will have a material impact on its consolidated financial position or results of operations.

     Reclassifications -- Certain reclassifications have been made to the 1998 financial statement presentation to conform to the 1999 presentation.

2. BUSINESS ACQUISITIONS AND DIVESTITURES

     On May 14, 1998, the Company acquired Ironlight Digital, Inc. ("Ironlight") in a merger transaction pursuant to an Agreement and Plan of Merger. Under the Agreement, the Company issued 1,579,303 and 3,670,850 shares of its Series A voting and Series B non-voting common stock, respectively, in exchange for all outstanding common stock of Ironlight, and all Ironlight stock option rights were converted into rights of the Company's common stock using the common stock exchange ratio of 697.8803 to 1. The merger has been accounted for as a pooling of interests and, accordingly, the financial statements have been restated to reflect the combined operations of the two companies. Included in the statement of operations are revenues of $1,578 and $693 and net loss of $1,223 and $302 of Ironlight for fiscal 1997 and the period from January 1, 1998 to May 14, 1998, respectively.

     On August 31, 1999, the Company acquired Blue Marble Advanced Communications Group, Ltd. ("Blue Marble"), an internet professional services firm, by issuing approximately 13,503,460 shares of its Series C common stock with an aggregate fair value of approximately $30,616 (including acquisition costs of $98), in exchange for all the outstanding stock of Blue Marble. The transaction was accounted for as a purchase.

     Acquisition costs and the preliminary determination of the unallocated excess of acquisition costs over net assets acquired are set forth below (in thousands):

Value of Blue Marble acquired in acquisition..............   $30,518
Transaction costs.........................................        98
                                                             -------
Total acquisition cost....................................    30,616
Total assets acquired.....................................    (7,254)
Total liabilities assumed.................................     7,685
                                                             -------
Unallocated excess of acquisition cost over net assets
  acquired................................................   $31,047
                                                             =======

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Intangible assets include current employee base, customer base and goodwill and will be amortized over their estimated useful lives of three years.

     The operating results of Blue Marble have been included in the consolidated statements of operations since the date of acquisition.

     The following pro forma results of operations reflect the combined results of the Company and Blue Marble for the fiscal years ended December 31, 1998 and 1999 and have been prepared as though the entities had been combined as of January 1, 1998 and 1999 (in thousands):

                                                                1998      1999
                                                              --------   -------
                                                                 (UNAUDITED)
Revenues....................................................  $ 10,561   $21,230
Net loss....................................................  $(10,889)  $(8,382)
Basic and diluted net loss per common share.................  $  (0.46)  $ (0.32)
Shares used in computing net loss per share.................    23,699    25,962

     On August 31, 1999, the Company sold its internet service provider business to Rocky Mountain Internet (RMI) for 174,000 shares of RMI common stock valued at $1,327. The Company recorded a gain of $1,126 on this transaction. This business had revenues of $506 in 1997, $626 in 1998 and $555 through August 31, 1999.

3. PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1998 and 1999 consists of (in thousands):

                                                               1998     1999
                                                              ------   ------
Computer equipment and software.............................  $1,016   $1,092
Furniture, fixtures and office equipment....................     260      298
Leasehold improvements......................................      75       79
                                                              ------   ------
          Total.............................................   1,351    1,469
Accumulated depreciation....................................    (489)    (577)
                                                              ------   ------
          Net...............................................  $  862   $  892
                                                              ======   ======

4. INVESTMENTS

     Available-for-sale securities consist of the following at December 31, 1999 (in thousands):

                                                         UNREALIZED    UNREALIZED    ESTIMATED
                                             AMORTIZED     GAIN ON       LOSS ON       FAIR
                                               COST      INVESTMENTS   INVESTMENTS     VALUE
                                             ---------   -----------   -----------   ---------
Government securities......................   $5,306         $--          $ (73)      $5,233
Corporate bonds............................    3,506          --            (64)       3,442
Rocky Mountain Internet, Inc. common
  stock....................................      796          72             --          868
                                              ------         ---          -----       ------
          Total............................   $9,608         $72          $(137)      $9,543
                                              ======         ===          =====       ======

     The Company owns 104,399 shares of Rocky Mountain Internet, Inc. ("RMI") common stock as of December 31, 1999. The Company is restricted from selling 43,500 and 60,899 shares until February 28, 2000 and August 31, 2000, respectively. According to the agreement, the Company is protected from

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

fluctuations in the price of the stock during the period of the sales restriction. RMI will issue additional shares to the Company at the end of the restriction period to compensate the Company for any decrease in the stock price. The Company will return shares to RMI equal to 94% of any increase in the RMI stock price above $8.37 per share during the period.

     The contractual maturities of available-for-sale debt securities at December 31, 1999 are as follows (in thousands):

                                                                          ESTIMATED
                                                              AMORTIZED     FAIR
                                                                COST        VALUE
                                                              ---------   ---------
One to two years............................................   $1,445      $1,437
Two to five years...........................................    3,037       2,993
More than five years........................................    4,330       4,245
                                                               ------      ------
          Total.............................................   $8,812      $8,675
                                                               ======      ======

5. ALLOWANCES FOR DOUBTFUL ACCOUNTS

     Allowances for doubtful accounts are estimated and established based on historical experience and specific circumstances of each customer. Additions to the allowance are charged to general and administrative expenses. Accounts receivable are written off against the allowance for doubtful accounts when an account is deemed uncollectible. Recoveries on accounts receivable previously charged off as uncollectible are credited to the allowance for doubtful accounts. Changes in the allowance for doubtful accounts were as follows:

                                                              1997   1998   1999
                                                              ----   ----   ----
Beginning balance...........................................  $--    $20    $ 20
Additions...................................................   20     --     514
Writeoffs...................................................   --     --      (1)
                                                              ---    ---    ----
Balance, end of period......................................  $20    $20    $533
                                                              ===    ===    ====

6. LINE OF CREDIT

     The Company has a revolving line of credit arrangement with a bank that enables the Company to borrow against substantially all of the tangible assets of the Company up to a total of $2,500. As of December 31, 1999, the Company had no amounts outstanding under the revolving line of credit. The credit arrangement contains certain financial covenants and restrictions as to various matters, including a fixed charge coverage ratio. The credit facility bears interest at the 30-day dealer commercial paper rate as published in the "Wall Street Journal" plus 2.3% (7.9% as of December 31, 1999) and expires on June 30, 2000.

     The Company also has a working capital facility of $7,500 with a bank. As of December 31, 1999, the Company had no amounts outstanding under this facility. The facility contains certain financial covenants and restrictions as to various matters, including a fixed charge coverage ratio and maintenance of a minimum cash balance with the bank. The credit facility bears interest at the 30-day dealer commercial paper rate as published in the "Wall Street Journal" plus 2.1% (7.7% as of December 31, 1999) and expires on December 31, 2000.

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

7. EMPLOYEE 401(K) SAVINGS PLAN

     In 1998, the Company established a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees. The 401(k) plan allows eligible employees to make contributions up to a specified annual maximum contribution, as defined. Under the 401(k) Plan, the Company may, but is not obligated to, match a portion of the employee contributions up to a defined maximum. The Company did not contribute to the 401(k) plan in 1998 and 1999.

8. INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                                               1998      1999
                                                              -------   -------
Current:
  Federal...................................................  $     3   $    16
  State.....................................................       --         7
                                                              -------   -------
Total current...............................................        3        23
Deferred tax assets:
  Net operating loss carryforwards..........................    2,004     1,860
  Other.....................................................       --         4
  Difference in book and tax basis in fixed assets..........       --       216
  Allowance for bad debts...................................       --        34
Deferred tax liabilities:
  Other.....................................................      (20)       --
  Accrual to cash adjustment................................       --      (412)
  Accrued interest..........................................       --       (77)
                                                              -------   -------
Total net deferred tax assets before valuation allowance....    1,984     1,625
Valuation allowance.........................................   (1,984)   (1,625)
                                                              -------   -------
Net deferred tax assets.....................................       --        --
                                                              -------   -------
          Total provision...................................  $     3   $    23
                                                              =======   =======

     A valuation allowance against deferred tax assets is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company established a 100% valuation allowance at December 31, 1998 and December 31, 1999 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

     At December 31, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $4,400 and $3,800, respectively. These carryforwards begin to expire in 2011 for federal and 2001 for state purposes.

     Internal Revenue Code Section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income which can be offset by net operating loss ("NOL") carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California has similar rules. Generally, after a control change, a loss corporation cannot deduct NOL carryforwards in excess of the Section 382 Limitation. Due to these "change in ownership" provisions, utilization of the NOL and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

9. COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases its facilities and certain equipment. Future minimum net lease payments under noncancelable operating leases as of December 31, 1999 are as follows (in thousands):

                        YEAR ENDING                          OPERATING
                       DECEMBER 31,                           LEASES
                       ------------                          ---------
2000.......................................................   $2,675
2001.......................................................    1,907
2002.......................................................    1,521
2003.......................................................    1,502
2004.......................................................    1,547
Thereafter.................................................      254
                                                              ------
          Total............................................   $9,406
                                                              ======

     The Company leases office space under various operating leases. Total rent expense associated with these leases for the years ended 1997, 1998 and 1999 was $354, $277 and $692, respectively.

  Litigation

     The Company is subject to legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have a material adverse effect on its consolidated financial condition, results of operations or cash flow.

10. STOCKHOLDERS' EQUITY

  Common Stock Reserved For Future Issuance

     The following shares of common stock have been reserved for future issuance as of December 31, 1999:

Conversion of Series A preferred stock....................  3,551,033
Options issued and outstanding 1994 Plan..................     14,881
Options issued and outstanding 1998 Series B Plan.........  1,360,929
Options issued and outstanding 1999 Series A Plan.........  4,078,938
Options available under the Stock Option Plan.............    142,503
                                                            ---------
          Total...........................................  9,148,284
                                                            =========

  Common Stock

     The Company is authorized to issue three classes of common stock, Series A, B and C. Holders of each series of common stock are entitled to receive dividends if and when dividends are declared and paid. The holders of common stock are entitled to participate ratably based on the number of shares owned in all distributions in the event of a liquidation, dissolution or winding up of the Company.

     Holders of Series A and Series C common stock are entitled to one vote per share on all matters to be voted on by the stockholders of the Company. If certain voting conditions are met, Series A common stockholders have one additional voting right with respect to a change of corporate name or headquarters location. Series B common stock does not have voting rights.

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Each share of Series B and C common stock automatically convert into an equal number of shares of Series A common stock upon the closing of an initial public offering with aggregate proceeds greater than $7,500 at not less than $7.50 per share.

  Convertible Preferred Stock

     In fiscal 1999, 3,551,033 shares of Series A preferred stock were issued to MacManus Group for $10,000.

     Significant terms of the Series A convertible preferred stock are as follows:

     - At the option of the holder, each share of preferred stock is convertible into one share of Series C common stock. Shares automatically convert into Series A common stock upon the completion of a public offering with aggregate proceeds greater than $7,500 at not less than $7.50 per share.

     - Series A convertible preferred stockholders are entitled to noncumulative cash dividends equal to the dividends, per common equivalent share, declared on the Series A, B and C common stock when and if declared by the Board of Directors.

     - In the event of any liquidation of the Company (which includes the acquisition of the Company by another entity), the holders of Series A preferred stock have a liquidation preference over common stock of $2.82 per share plus all declared but unpaid dividends. The remaining assets of the Company would then be distributed among the holders of the common stock pro rata based on the number of shares held by each.

     - The holders of each share of preferred stock shall have the rights to one vote for each share of Series A or C common stock into which such preferred stock could then be converted.

  Options and Warrants Granted to Nonemployees

     The Company has granted options and warrants to nonemployees for services performed and to be performed after the date of grant. In connection with these awards, the Company recognized $21, $23 and $36 in stock-based compensation expense during fiscal 1997, 1998 and 1999, respectively.

     As of December 31, 1999, 60,000 of these options with an exercise price of $0.10 were unexercised.

  Stock Option Plans

     Under the Company's 1998 Series B and 1999 Series A stock option plans (the "Plans"), 1,600,000 shares of Series B common stock and 4,100,000 shares of Series A common stock have been reserved for the issuance of incentive stock options (ISO), nonstatutory stock options (NSO), or the sale of common stock to employees, officers, directors and consultants of the Company. These plans replace the 1994 Plan. ISOs may be granted at the fair market value of the common stock on the date of grant. NSOs may be granted at not less than 85% of the fair market value of the common stock on the date of grant. Options granted under the Plan generally vest 25% on the first anniversary of the grant date and 75% ratably over a period of three years commencing on the first anniversary of the grant date. Stock options expire ten years from the date of grant.

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     A summary of the Company's stock option activity follows:

                                                            SERIES A                 SERIES B
                                                     ----------------------   ----------------------
                                                                   WEIGHTED                 WEIGHTED
                                                                   AVERAGE                  AVERAGE
                                                     OUTSTANDING   EXERCISE   OUTSTANDING   EXERCISE
                                                       OPTIONS      PRICE       OPTIONS      PRICE
                                                     -----------   --------   -----------   --------
Balance, January 1, 1997 (1,455,110 Series A shares
  exercisable at a weighted average exercise price
  of $0.07 and no Series B shares exercisable).....   2,120,395     $0.17         56,528     $  --
Granted............................................   1,312,043      0.06         94,214        --
Exercised..........................................    (200,000)     0.10             --        --
                                                     ----------     -----      ---------     -----
Balance, December 31, 1997 (2,845,034 Series A
  shares exercisable at a weighted average exercise
  price of $0.09 and 16,563 Series B shares
  exercisable at a weighted average exercise price
  of $0.0001)......................................   3,232,438      0.13        150,742        --
Granted............................................      90,136      0.51        500,004      1.09
Exercised..........................................  (2,400,244)     0.13        (30,602)     0.11
Canceled...........................................    (439,474)     0.13             --        --
                                                     ----------     -----      ---------     -----
Balance, December 31, 1998 (328,837 Series A shares
  exercisable at a weighted average exercise price
  of $0.15 and 46,722 Series B shares exercisable
  at a weighted average exercise price of
  $0.0001).........................................     482,856      0.20        620,144      0.87
Granted............................................   4,078,938      2.26      1,011,125      1.44
Exercised..........................................     (60,687)     0.50        (58,811)     0.10
Canceled...........................................    (407,288)     0.15       (211,529)     0.70
                                                     ----------     -----      ---------     -----
Balance, December 31, 1999.........................   4,093,819     $2.25      1,360,929     $1.36
                                                     ==========     =====      =========     =====

     The following table summarizes information as of December 31, 1999 concerning currently outstanding and exercisable Series A options:

                                                   OPTIONS OUTSTANDING
                                          -------------------------------------    OPTIONS EXERCISABLE
                                                          WEIGHTED                ----------------------
                                                          AVERAGE      WEIGHTED                 WEIGHTED
                                                         REMAINING     AVERAGE                  AVERAGE
RANGE OF                                    NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES                           OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
---------------                           -----------   ------------   --------   -----------   --------
$0.05 - $0.10...........................         400        5.42        $0.10           400      $0.10
$0.30 - $1.14...........................      14,481        7.19         0.49         9,466       0.48
$2.26...................................   4,078,938        9.89         2.26       488,820       2.26
                                           ---------                    -----       -------      -----
                                           4,093,819                    $2.25       498,686      $2.22
                                           =========                    =====       =======      =====

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following table summarizes information as of December 31, 1999 concerning currently outstanding and exercisable Series B options:

                                                   OPTIONS OUTSTANDING
                                          -------------------------------------    OPTIONS EXERCISABLE
                                                          WEIGHTED                ----------------------
                                                          AVERAGE      WEIGHTED                 WEIGHTED
                                                         REMAINING     AVERAGE                  AVERAGE
RANGE OF                                    NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES                           OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
---------------                           -----------   ------------   --------   -----------   --------
$0.00 - $1.14...........................     354,554        8.69        $1.10       110,824      $1.14
$1.40...................................     918,125        9.37         1.40       495,000       1.40
$1.92...................................      88,250        9.60         1.92            --         --
                                           ---------                    -----       -------      -----
                                           1,360,929                    $1.36       605,824      $1.35
                                           =========                    =====       =======      =====

     During the years ended December 31, 1997 and 1998 the Company granted options to employees and directors with exercise price below fair market value on the date of grant. The intrinsic values of these options of $69 and $19, respectively, were recorded as deferred compensation and are being amortized over the vesting term of the options. The expense recognized for the years ended December 31, 1997, 1998 and 1999 was $139, $6 and $14, respectively. The weighted average fair value at grant date was $0.10 and $0.75 and the weighted average exercise price was $0.0001 and $0.50 for these options granted during fiscal 1997 and 1998, respectively.

     During fiscal 1997 and 1998, the Company forgave the exercise price of options granted to certain employees and recorded compensation expense of $80 and $278, respectively. The Company recorded this expense at the fair market value of the common stock issued.

  Additional Stock Plan Information

     As discussed in Note 1, the Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations.

     Statement of Financing Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), requires the disclosure of pro forma net income had the Company adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes options pricing method with the following weighted average assumptions:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1998     1999
                                                              ------   ------   ------
Dividend yield..............................................   None     None     None
Risk free interest rate.....................................    6.0%     6.0%     5.4%
Expected term, in years.....................................    2.5      2.5      2.5

     The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur. The weighted average fair value per option as of the date of grant for options granted during 1997, 1998 and 1999 was $0.06, $0.15 and $0.26, respectively. If the computed values of

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, net loss would have been (in thousands):

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                            1997      1998     1999
                                                           -------   ------   -------
Loss attributable to common stockholders:
  As reported............................................  $(2,070)  $ (703)  $(1,840)
  Pro forma..............................................  $(2,116)  $ (753)  $(2,094)
Basic and diluted net loss per share:
  As reported............................................  $ (0.31)  $(0.07)  $ (0.11)
  Pro forma..............................................  $ (0.32)  $(0.07)  $ (0.12)

11. NET LOSS PER SHARE

     For the years ended December 31, 1997, 1998 and 1999, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented as their effect would have been antidilutive. Such outstanding securities consist of the following at December 31, 1999:
3,551,033 shares of Series A preferred stock and options to purchase 5,454,748 shares of common stock.

12. RELATED PARTY TRANSACTIONS

     During fiscal 1999, the Company issued 100,000 shares to an officer as a hiring bonus. The $140 fair value of these shares was recognized as compensation expense during fiscal 1999.

     The Company leases facilities from the MacManus Group. During fiscal 1999, $452 of rent expense was paid to MacManus. MacManus also performs certain management services for the Company. During fiscal 1999, the Company expensed $397 related to these services.

     During fiscal 1998, two convertible promissory notes totaling $243 were issued for cash to an employee of the Company. One note for $193 was cancelled as payment of the exercise price of stock options. The second note was converted into 44,602 shares of Series A common stock. These notes paid interest at a fixed rate of 8% per annum.

     During fiscal 1998, convertible promissory notes totaling $622 were issued to an employee. These notes paid interest at a fixed rate of 8% per annum and were converted into 562,221 shares of Series A common stock.

     Prior to 1998 the Company issued convertible promissory notes totaling $2,985 to a family member of an employee. These notes paid interest at a fixed rate of 8% per annum. On March 31, 1998, these notes and accrued interest of $238 were converted into 1,577,209 shares of Series B common stock.

     On July 1, 1996, the Company granted a warrant to purchase 62,500 shares of the Company's common stock at an exercise price of $0.80 to a family member of an employee. The warrant was granted for advisory services rendered to the Company. The warrant had a term of five years. The Company valued the warrant on the date it was granted using the Black Scholes option pricing model. The following assumptions were used in the model, volatility of 90.3%, and a discount rate of 5.88%. The calculated value of the warrant was $268. This amount was amortized as an expense over a 12-month period from the grant date. On January 15, 1998, the individual exercised the warrant.

                                NOVO GROUP, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

13. GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

     For the purposes of conforming with generally accepted accounting principles, all of the Company's services are considered part of a single industry segment.

     Three customers accounted for 18%, 13% and 12% of revenues in fiscal 1997. One customer accounted for 41% of revenues in fiscal 1998. Four customers accounted for 25%, 17%, 13%, and 12% of revenues in fiscal 1999.

     At December 31, 1998, four customers accounted for 41%, 15%, 15% and 13% of trade receivables. At December 31, 1999, four customers accounted for 29%, 27%, 10% and 10% of trade receivables.

     During the years ended December 31, 1997, 1998 and 1999, the Company generated substantially all of its revenues from customers domiciled in the United States.

14. SUBSEQUENT EVENTS

     On February 11, 2000, the Board of Directors approved, subject to stockholder approval, the reincorporation of Novo in the State of Delaware and the associated exchange of one share of common stock of Novo for every one share of common stock of Novo's California predecessor. Such reincorporation and stock exchange will become effective prior to the effective date of the initial public offering contemplated by Novo.

     On February 28, 2000, the Company accelerated the vesting of unvested options upon the termination of an employee. The Company recognized the intrinsic value of these options as of this date as compensation expense.

     During the 1st quarter of 2000, the Company granted employees options to purchase shares of common stock at an exercise price below the fair market value. As a result of these option grants, the Company will record a reduction of stockholder's equity for deferred stock compensation, computed as the difference between the options' exercise price and the fair market value of the Company's stock on the grant dates. The Company will amortize the deferred stock compensation amount to compensation expense over the options' vesting terms.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Blue Marble Advanced Communications Group, LTD.:

     We have audited the accompanying balance sheets of Blue Marble Advanced Communications Group, LTD. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Blue Marble Advanced Communications Group, LTD. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
------------------------------------------------------

San Francisco, California
March 3, 2000

                BLUE MARBLE ADVANCED COMMUNICATIONS GROUP, LTD.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------   AUGUST 31,
                                                               1997      1998        1999
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
Current assets:
  Cash and equivalents......................................  $    --   $     5     $    5
  Accounts receivable, net of allowance for doubtful
     accounts of $40, $165 and $80, respectively............    2,236       724      6,344
  Unbilled accounts receivable..............................      387     1,885      1,128
  Prepaid expenses and other current assets.................        9         6         10
                                                              -------   -------     ------
          Total current assets..............................    2,632     2,620      7,487
Property and equipment, net.................................      731       887        873
                                                              -------   -------     ------
          Total assets......................................  $ 3,363   $ 3,507     $8,360
                                                              =======   =======     ======

                            LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable..........................................  $   423   $   242     $  794
  Advances from MacManus Group..............................    3,962     4,407      5,444
  Customer advances.........................................      520         7      2,502
  Deferred revenue..........................................       --        --        388
  Other.....................................................       10        22         29
                                                              -------   -------     ------
          Total current liabilities.........................    4,915     4,678      9,157
Commitments and contingencies (Note 4)
Stockholder's deficit:
  Common stock, $0.01 par value, 1,000 shares authorized,
     issued and outstanding in 1997, 1998 and 1999..........       --        --         --
  Accumulated deficit.......................................   (1,552)   (1,171)      (797)
                                                              -------   -------     ------
          Total stockholders' deficit.......................   (1,552)   (1,171)      (797)
                                                              -------   -------     ------
          Total liabilities and stockholders' deficit.......  $ 3,363   $ 3,507     $8,360
                                                              =======   =======     ======

                       See notes to financial statements.

                BLUE MARBLE ADVANCED COMMUNICATIONS GROUP, LTD.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                              EIGHT MONTHS
                                                      YEAR ENDED                 ENDED
                                                     DECEMBER 31,              AUGUST 31,
                                                    ---------------   ----------------------------
                                                     1997     1998        1998            1999
                                                    ------   ------   -------------   ------------
                                                                              (UNAUDITED)
Revenue...........................................  $2,826   $6,145      $2,846          $7,495
Cost of revenue...................................   1,500    2,897       1,080           3,389
                                                    ------   ------      ------          ------
Gross profit......................................   1,326    3,248       1,766           4,106
Selling, general and administrative expenses......   2,050    2,802       1,334           3,689
                                                    ------   ------      ------          ------
(Loss) income from operations.....................    (724)     446         432             417
Interest expense..................................      36       57          42              42
                                                    ------   ------      ------          ------
(Loss) income before income taxes.................    (760)     389         390             375
Income taxes......................................       1        8           5               1
                                                    ------   ------      ------          ------
          Net (loss) income.......................  $ (761)  $  381      $  385          $  374
                                                    ======   ======      ======          ======

                       See notes to financial statements.

                BLUE MARBLE ADVANCED COMMUNICATIONS GROUP, LTD.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                           TOTAL
                                                        COMMON STOCK                   STOCKHOLDERS'
                                                       ---------------   ACCUMULATED      EQUITY
                                                       SHARES   AMOUNT     DEFICIT       (DEFICIT)
                                                       ------   ------   -----------   -------------
Balances, January 1, 1997............................  1,000     $--       $  (791)       $  (791)
Net loss.............................................                         (761)          (761)
                                                       -----     ---       -------        -------
Balances, December 31, 1997..........................  1,000      --        (1,552)        (1,552)
Net income...........................................                          381            381
                                                       -----     ---       -------        -------
Balances, December 31, 1998..........................  1,000      --        (1,171)        (1,171)
Net income (unaudited)...............................                          374            374
                                                       -----     ---       -------        -------
Balances, August 31, 1999 (unaudited)................  1,000     $--       $  (797)       $  (797)
                                                       =====     ===       =======        =======

                       See notes to financial statements.

                BLUE MARBLE ADVANCED COMMUNICATIONS GROUP, LTD.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                EIGHT MONTHS
                                                             YEAR ENDED            ENDED
                                                            DECEMBER 31,         AUGUST 31,
                                                          -----------------   ----------------
                                                           1997      1998      1998     1999
                                                          -------   -------   ------   -------
                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income.....................................  $  (761)  $   381   $  385   $   374
  Adjustments to reconcile net (loss) income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization......................      168       188      126       146
     Provision for doubtful accounts....................       40       125       --        --
     Changes in assets and liabilities:
       Accounts receivable..............................   (2,113)    1,387    1,178    (5,620)
       Unbilled accounts receivable.....................     (387)   (1,498)    (375)      757
       Prepaid expenses and other current assets........       (9)        3        1        (4)
       Accounts payable.................................      114      (181)    (407)      552
       Customer advances................................      520      (513)    (520)    2,495
       Deferred revenue.................................       --        --        7       388
       Other current liabilities........................        6        12        8         8
                                                          -------   -------   ------   -------
          Net cash provided by (used in) operating
            activities..................................   (2,422)      (96)     403      (904)
                                                          -------   -------   ------   -------
Cash flows from investing activities --
  Purchase of equipment.................................       (9)     (344)    (176)     (132)
                                                          -------   -------   ------   -------
Cash flows from financing activities --
  Advances from MacManus Group..........................    2,431       445     (222)    1,036
                                                          -------   -------   ------   -------
Net increase in cash and equivalents....................       --         5        5        --
Cash and equivalents, beginning of period...............       --        --       --         5
                                                          -------   -------   ------   -------
Cash and equivalents, end of period.....................  $    --   $     5   $    5   $     5
                                                          =======   =======   ======   =======

                       See notes to financial statements.

                BLUE MARBLE ADVANCED COMMUNICATIONS GROUP, LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1997 AND 1998 AND THE
                    PERIOD ENDED AUGUST 31, 1999 (UNAUDITED)
                                 (IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Blue Marble Advanced Communications Group, Ltd. ("BlueMarble" or the "Company") is an interactive marketing agency that primarily develops and evaluates online marketing campaigns.

     The Company was acquired by and merged with Novo Group, Inc. ("Novo") when Novo acquired all of the outstanding common stock of the Company. These financial statements reflect the Company's position immediately prior to the acquisition. Prior to the acquisition, Blue Marble was a wholly-owned subsidiary of the MacManus Group.

     Basis of Presentation -- The financial statements include general and administrative expenses such as management fees, group life insurance costs and compensation costs which have been allocated by the MacManus Group to the Company based on volume of transactions and employee headcount. Management believes that these allocations are reasonable and that such expenses would not differ materially had the Company operated on a stand-alone basis for all periods presented.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentration of Credit Risk -- Financial instruments that potentially subject the Company to concentration of credit risk consist of trade receivables. The Company does not require collateral or other security to support accounts receivable and maintains reserves for potential credit losses.

     Cash and Equivalents -- The Company considers all highly liquid investments with an original maturity of ninety days or less to be cash equivalents.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the lease term or the useful life of the improvement.

     Customer Advances -- Customer advances represent prepayments for purchased media.

     Unaudited Interim Results -- The accompanying interim financial statements as of August 31, 1998 and 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of August 31, 1998 and 1999 and results of operations and cash flows for the eight months ended August 31, 1998 and 1999. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the eight months ended August 31, 1998 and 1999 are not necessarily indicative of the results to be expected for the years ended December 31, 1998 and 1999.

     Revenue Recognition -- The Company derives its revenues from service agreements. Revenues pursuant to time and materials contracts are generally recognized as services are performed. Revenues pursuant to fixed-fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenues exclude reimbursable expenses charged to and collected from clients.

                BLUE MARBLE ADVANCED COMMUNICATIONS GROUP, LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1997 AND 1998 AND THE
            PERIOD ENDED AUGUST 31, 1999 (UNAUDITED) -- (CONTINUED)
                                 (IN THOUSANDS)

     Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses become probable and can be reasonably estimated. To date, such losses have been insignificant. Unbilled fees and services on contracts are comprised of costs plus fees on certain contracts in excess of contractual billings on such contracts. Advanced billings and billings in excess of costs plus fees are classified as deferred revenue.

     Income Taxes -- Deferred tax liabilities are recognized for future taxable amounts, and deferred tax assets are recognized for future deductions, net of a valuation allowance to reduce net deferred tax assets to amounts that are more likely than not to be realized.

     Impairment of Long-Lived Assets -- The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Recently Issued Accounting Standard -- Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. As amended in June 1999 by SFAS No. 137, this statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company has not yet evaluated the impact of this statement.

2. PROPERTY AND EQUIPMENT

     Property and equipment are comprised of the following (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1998
                                                              -----   ------
Computers and software......................................  $  34   $   50
Furniture, fixtures and office equipment....................     61       76
Leasehold improvements......................................    824    1,137
                                                              -----   ------
          Total.............................................    919    1,263
Accumulated depreciation....................................   (188)    (376)
                                                              -----   ------
          Net...............................................  $ 731   $  887
                                                              =====   ======

                BLUE MARBLE ADVANCED COMMUNICATIONS GROUP, LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1997 AND 1998 AND THE
            PERIOD ENDED AUGUST 31, 1999 (UNAUDITED) -- (CONTINUED)
                                 (IN THOUSANDS)

3. INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                                              1997    1998
                                                              -----   -----
Current:
  Federal...................................................  $  --   $   7
  State.....................................................      1       1
                                                              -----   -----
Total current...............................................      1       8
Deferred tax assets:
  Net operating loss carryforwards..........................    716     399
  Difference in book and tax basis in fixed assets..........      3      72
  Accrued expenses and reserves.............................     28     100
  Other.....................................................     --      12
                                                              -----   -----
Total net deferred tax assets before valuation allowance....    747     583
Valuation allowance.........................................   (747)   (583)
                                                              -----   -----
Net deferred tax assets.....................................     --      --
                                                              -----   -----
          Total provision...................................  $   1   $   8
                                                              =====   =====

     A valuation allowance against deferred tax assets is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company established a 100% valuation allowance at December 31, 1997 and December 31, 1998 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

     At December 31, 1998, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $931 and $928, respectively. These net operating loss carryforwards begin to expire in 2011 for federal and 2001 for state purposes.

4. COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases its facilities, computers and office equipment under noncancelable operating leases. These leases expire on various dates through 2001. Minimum future lease payments under noncancelable operating leases as of December 31, 1998 are summarized as follows (in thousands):

                 YEARS ENDING DECEMBER 31,
                 -------------------------
1999........................................................   $159
2000........................................................    157
2001........................................................     50
                                                               ----
          Total minimum lease payments......................   $366
                                                               ====

     Rent expense under the operating leases for the years ended December 31, 1997 and 1998 was $114 and $264, respectively.

                BLUE MARBLE ADVANCED COMMUNICATIONS GROUP, LTD.

                       NOTES TO THE FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1997 AND 1998 AND THE
            PERIOD ENDED AUGUST 31, 1999 (UNAUDITED) -- (CONTINUED)
                                 (IN THOUSANDS)

5. FINANCIAL SUPPORT FROM THE MACMANUS GROUP AND RELATED PARTY TRANSACTIONS

     The Company used $2,431 and $440 of cash for operating and for investing activities in 1997 and 1998, respectively. Accumulated deficit was $1,171 at December 31, 1998. Prior to the acquisition of the Company by Novo, the Company was substantially dependent on financing from the MacManus Group.

     The MacManus Group financed the operations of the Company with intercompany advances. The intercompany advances as of December 31, 1997 and 1998 were $3,962 and $4,407, respectively, and $5,444 (unaudited) as of August 31, 1999. The Company paid interest on these balances of $36 and $57 during fiscal 1997 and fiscal 1998, respectively, and $42 (unaudited) during the period ended August 31, 1999. The MacManus Group incurs certain expenses on behalf of the Company and allocates these costs to the Company. During fiscal 1997, fiscal 1998 and the eight months ended August 31, 1999, expenses totaling $246, $446 and $520, (unaudited) respectively, were allocated to the Company.

     The MacManus Group also provides certain management services to the Company. The Company paid $157 and $277 for fiscal 1997 and fiscal 1998, respectively, and $333 (unaudited) for the period ended August 31, 1999 related to these services.

6. MAJOR CUSTOMERS AND GEOGRAPHIC DATA

     Four customers accounted for 28%, 22%, 11% and 10%, respectively, of total revenues in fiscal 1997. Three customers accounted for 22%, 13% and 12%, respectively, of total revenues for fiscal 1998.

     At December 31, 1997, four customers accounted for 25%, 14%, 13% and 12%, respectively, of accounts receivable. At December 31, 1998, three customers accounted for 42%, 12% and 10%, respectively, of accounts receivable.

     During the years ended December 31, 1997 and 1998, the Company generated all of its revenues from customers domiciled in the United States.

                       [INSIDE BACK COVER OF PROSPECTUS]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              SHARES

                                NOVO GROUP, INC.

                                  COMMON STOCK

                                     [LOGO]

                                  ------------

                              P R O S P E C T U S

                                           , 2000

                                  ------------

                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                                    SG COWEN

                            FRIEDMAN BILLINGS RAMSEY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

     The following table sets forth the costs and expenses payable by us in connection with the sale of the common stock we are offering, other than underwriting commissions and discounts. All amounts, except the SEC registration fee and the NASD filing fee, are estimates.

ITEM                                                           AMOUNT
----                                                          --------
SEC registration fee........................................  $
NASD filing fee.............................................
NASDAQ National Market listing fee..........................
Blue Sky fees and expenses..................................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Transfer Agent and Registrar fees...........................
Miscellaneous expenses......................................
                                                              --------
          Total.............................................  $
                                                              ========

---------------

* To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of duty of loyalty to us or to our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; and

     - for any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties. The amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

     Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and officers. These agreements, among other things, may require us to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of such person's services as a director or officer to us, any subsidiary of us or any other company or enterprise to which the person provides services at our request.

     The underwriting agreement (Exhibit 1.1) provides for indemnification by our underwriters, our directors, our officers who sign the registration statement, and our controlling persons for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     On June 30, 1997, we issued 73,767 shares of Series A common stock to Insight Venture Management. The shares were issued upon the conversion of a promissory note in the principal amount of $100,000.

     On June 30, 1997 and February 25, 1998, we issued an aggregate of 144,731 shares of Series A common stock to Harry Schlough upon the conversion of promissory notes in the aggregate principal amount of $200,000.

     In 1997 we issued an aggregate of 98,780 shares of Series A common stock to nine investors for an aggregate consideration of $54,329. The shares were issued upon the conversion of notes issued pursuant to a loan agreement between us and the investors.

     On February 25, 1998, we issued 9,657 shares of Series A common stock to an employee. The shares were issued upon conversion of a promissory note in the principal amount of $13,000.

     On April 15, 1998, we issued 7,413 shares of Series A common stock to Sterling Payot as compensation for expenses in the amount of $4,077.15 incurred on our behalf.

     On April 15, 1998, we issued 261,905 shares of Series A common stock to Excite, Inc. upon conversion of a promissory note in the principal amount of $330,000.

     On May 14, 1998, we issued an aggregate of 1,579,301 shares of Series A common stock and an aggregate of 3,670,849 shares of Series B common stock to shareholders of Ironlight Digital, Inc. in exchange for all outstanding shares of common stock of Ironlight Digital.

     On July 30, 1998, we issued 238,095 shares of Series A common stock to Excite, Inc. upon the conversion of a promissory note in the principal amount of $300,000.

     On August 14, 1998 and August 25, 1998, we issued an aggregate of 5,363 shares of Series B common stock to two of our employees for an aggregate consideration of $6,132.32. We repurchased these shares on November 3, 1999 for $1.92 per share.

     On August 31, 1998, we issued 231,928 shares of Series A common stock to one of our founders for $265,198.07.

     On September 25, 1998, we issued 6,000 shares of Series A common stock to an employee for $3,000. We subsequently repurchased such shares on November 1, 1999 at a repurchase price of $1.92 per share.

     On October 7, 1998 and December 10, 1998, we issued an aggregate of 6,867 shares of Series B common stock to two of our employees for an aggregate consideration of $7,852.07. We repurchased these shares on October 29, 1999 for $1.92 per share.

     From November 21, 1998 to December 16, 1998, we issued an aggregate of 562,221 shares of Series A common stock to one of our founders. The shares were issued upon conversion of promissory notes in the aggregate principal amount of $621,820.66.

     On November 26, 1998, we issued 44,602 shares of Series A common stock to Kelly Rodriquez for $51,000.15. Such shares were issued upon conversion of a promissory note to equity.

     In 1998 we issued an aggregate of 237,500 shares of Series A common stock to two investors for an aggregate consideration of $67,500.00.

     On January 1, 1999, we issued 13,636 shares of Series A common stock to an investor for $15,592.08.

     On January 4, 1999, we issued an aggregate of 9,547 of Series B common stock to two employees for an aggregate consideration of $1.36. We repurchased these shares on November 2 and November 3, 1999 for $1.92 per share.

     On May 1, 1999, we issued 100,000 shares of Series B common stock to Harry Schlough as a portion of his compensation package.

     On August 31, 1999, we issued 13,503,460 shares of Series C common stock to N.W. Ayer Communications, Inc. in connection with the acquisition of Blue Marble ACG, Inc. In connection with the same acquisition, we also issued 3,551,033 shares of Series A preferred stock to The MacManus Group, Inc.

     On September 1, 1999, we issued 204,414 shares of Series A common stock to an investor, Sterling Payot, upon conversion of two warrants.

     Since our inception, we have issued options to purchase 4,137,651 shares of our Series A Common Stock and 1,484,554 shares of our Series B Common Stock to a number of our employees, directors and consultants. As of February 29, 2000 options to purchase 1,865,875 shares of Series A Common Stock have been exercised for an aggregate consideration of $341,754.05 and options to purchase 188,419 shares of Series B Common Stock have been exercised for an aggregate consideration of $320,488.73.

     The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances of securities described above, were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to share certificates issued in such transactions. All recipients had adequate access, through their relationship with use, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) Exhibits


        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
           1.1*          Form of Underwriting Agreement.
           3.1*          Amended and Restated Certificate of Incorporation.
           3.2*          Amended and Restated Bylaws.
           4.1*          Form of Stock Certificate.
           5.1*          Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                         A Professional Corporation, as to the validity of issuance of the common stock registered hereby.
           9.1           Voting Agreement between Registrant and The MacManus Group,
                         Inc.
          10.1           Office Lease between Registrant and Maiden Interactive, as amended.
          10.2*          Consulting and Development Agreement between Toyota Motor
                         Sales and Registrant.
          10.3*          Consulting and Development Agreement between Gloss.com, Inc.
                         and Registrant.
          10.4*          Agreement and Plan of Merger between Registrant, Novo Merger
                         Subsidiary, Inc. and Ironlight Digital Corporation.
          10.5           Stock Purchase Agreement between The MacManus Group, Inc.
                         and Registrant.
          10.6           Share Exchange Agreement among The MacManus Group, Inc.,
                         N.W. Ayer Communications, Inc. and Registrant.
          10.7           Acknowledgement between The MacManus Group, Inc. and
                         Registrant.

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
          10.8           Novo MediaGroup, Inc. Investors' Rights Agreement.
          10.9           Sublease Agreement between The MacManus Group, Inc. and Blue
                         Marble ACG, Inc.
          10.10          Art Technology Group Dynamo Partner Program Agreement.
          10.11*         Alliance Partnering Agreement between Akamai Technologies,
                         Inc. and Registrant.
          10.12          Financial Assets Security Agreement between Registrant and
                         Merrill Lynch.
          10.13          WCMA Loan and Security Agreement between Registrant and
                         Merrill Lynch.
          10.14*         1998 Novo Series B Common Stock Incentive Plan.
          10.15*         1999 Novo Series A Common Stock Incentive Plan.
          10.16*         Executive Employment Agreement between Registrant and Kelly
                         A. Rodriques.
          10.17*         Executive Employment Agreement between Registrant and Harry
                         Schlough.
          10.18*         Executive Employment Agreement between Registrant and
                         Kimberley H. Vogel.
          10.19          Executive Employment Agreement between Registrant and Diana
                         Wilson Todd.
          10.20          Executive Employment Agreement between Registrant and Andrew
                         Sievers.
          10.21*         Letter agreement between Registrant and BDM, Inc.
          10.22*         Form of Indemnification Agreement between Registrant and its officers and directors.
          23.1*          Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                         A Professional Corporation (included in Exhibit 5.1).
          23.2           Consent of Deloitte & Touche LLP, Independent Auditors.
          24.1*          Power of Attorney.
          27.1           Financial Data Schedule.


---------------

* To be added by amendment.


  (A) Financial Statement Schedules


     All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offerings thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, we have had duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California, on the 8th day of March, 2000.


                                            NOVO GROUP, INC.

                                            By:   /s/ KELLY A. RODRIQUES
                                              ----------------------------------
                                                      Kelly A. Rodriques
                                                  Chairman of the Board and
                                                   Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this amendment no.1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

               /s/ KELLY A. RODRIQUES                  Chairman of the Board, Chief          March 8, 2000
-----------------------------------------------------    Executive Officer and Director
                 Kelly A. Rodriques                      (Principal Executive Officer)

                          *                            Chief Financial Officer (Principal    March 8, 2000
-----------------------------------------------------    Financial and Accounting
                 Kimberley H. Vogel                      Officer)

                          *                            Director                              March 8, 2000
-----------------------------------------------------
                   Harry Schlough

                          *                            Director                              March 8, 2000
-----------------------------------------------------
                   Richard Marcus

                          *                            Director                              March 8, 2000
-----------------------------------------------------
                     Roy Bostock

                          *                            Director                              March 8, 2000
-----------------------------------------------------
                     Craig Brown

             *By: /s/ KELLY A. RODRIQUES
-----------------------------------------------------
                 Kelly A. Rodriques
                  Attorney-in-fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
           1.1*          Form of Underwriting Agreement.
           3.1*          Amended and Restated Certificate of Incorporation.
           3.2*          Amended and Restated Bylaws.
           4.1*          Form of Stock Certificate.
           5.1*          Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                         A Professional Corporation, as to the validity of issuance of the common stock registered hereby.
           9.1           Voting Agreement between Registrant and The MacManus Group,
                         Inc.
          10.1           Office Lease between Registrant and Maiden Interactive, as amended.
          10.2*          Consulting and Development Agreement between Toyota Motor
                         Sales and Registrant.
          10.3*          Consulting and Development Agreement between Gloss.com, Inc.
                         and Registrant.
          10.4*          Agreement and Plan of Merger between Registrant, Novo Merger
                         Subsidiary, Inc. and Ironlight Digital Corporation.
          10.5           Stock Purchase Agreement between The MacManus Group, Inc.
                         and Registrant.
          10.6           Share Exchange Agreement among The MacManus Group, Inc.,
                         N.W. Ayer Communications, Inc. and Registrant.
          10.7           Acknowledgement between The MacManus Group, Inc. and
                         Registrant.
          10.8           Novo MediaGroup, Inc. Investors' Rights Agreement.
          10.9           Sublease Agreement between The MacManus Group, Inc. and Blue
                         Marble ACG, Inc.
          10.10          Art Technology Group Dynamo Partner Program Agreement.
          10.11*         Alliance Partnering Agreement between Akamai Technologies,
                         Inc. and Registrant.
          10.12          Financial Assets Security Agreement between Registrant and
                         Merrill Lynch.
          10.13          WCMA Loan and Security Agreement between Registrant and
                         Merrill Lynch.
          10.14*         1998 Novo Series B Common Stock Incentive Plan.
          10.15*         1999 Novo Series A Common Stock Incentive Plan.
          10.16*         Executive Employment Agreement between Registrant and Kelly
                         A. Rodriques.
          10.17*         Executive Employment Agreement between Registrant and Harry
                         Schlough.
          10.18*         Executive Employment Agreement between Registrant and
                         Kimberley H. Vogel.
          10.19          Executive Employment Agreement between Registrant and Diana
                         Wilson Todd.
          10.20          Executive Employment Agreement between Registrant and Andrew
                         Sievers.
          10.21*         Letter agreement between Registrant and BDM, Inc.
          10.22*         Form of Indemnification Agreement between Registrant and its officers and directors.
          23.1*          Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                         A Professional Corporation (included in Exhibit 5.1).
          23.2           Consent of Deloitte & Touche LLP, Independent Auditors.
          24.1*          Power of Attorney.
          27.1           Financial Data Schedule.


---------------

* To be added by amendment.